SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       Amendment No. 1 to
                            FORM S-1

       REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933

                        U.S. ENERGY CORP.
     (Exact Name of registrant as specified in its charter)
                             Wyoming
         (State or other jurisdiction of incorporation)

                              1090
    (Primary Standard Industrial Classification Code Number)
                           83-0205516
              (I.R.S. Employer Identification No.)
              877 North 8th West, Riverton, Wyoming
                        Tel. 307/856-9271
(Address and telephone of registrant's principal executive offices)
                        Daniel P. Svilar
  (Name, address and telephone of agent for service of process)

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.



2
Pursuant to Rule 415(1)(ix), the offering of the securities registered hereby will be commenced quickly, will be made on a continuous basis, and may continue for a period in excess of 30 days from the date of initial effectiveness.


                 Calculation of Registration Fee

Title of each              Proposed     Proposed
class of                   maximum      maximum        Amount
securities     Amount      offering     aggregate      of
to be          to be       price        offering       regis.
registered     registered  per share    price          fee

Common,        150,000(1)  $4.40        $660,000(2)    $228.00
$.01 par       shares

Totals         150,000                  $660,000       $228.00
                                        shares
_____________________
(1) Shares registered are held by The Brunton Company, a wholly-owned subsidiary of the registrant.

                        U.S. ENERGY CORP.

                      150,000 COMMON SHARES
           __________________________________________

The Common Shares are offered for sale by The Brunton Company, a Wyoming corporation ("Brunton"), a wholly-owned subsidiary of U.S. Energy Corp. ("USE"), so that in effect this is an offering of securities by USE. Common Shares of USE are traded on the NASDAQ/NMS quotation system. At June 30, 1995, the closing bid price was $4.75 per share. See "Market for USE Common shares and Related Stockholder Matters."

2
The Common Shares are offered at $4.40 each, for estimated net proceeds of $640,000 after deduction of approximately $20,000.
This Prospectus may be amended for a higher or lower price, depending on market conditions in the course of the offering. See "Plan of Distribution."

          __________________________________________

These are Speculative Securities.  Such Securities Involve a High
              Degree of Risk.  See "Risk Factors."
           __________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
          _____________________________________________

           The date of this Prospectus is July  , 1995

No one is authorized to give any information, or make any representation on behalf of USE if not contained in this Prospectus. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered hereby, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer, or solicitation of an offer.

4
Neither delivery of this Prospectus nor any sale of the securities being offered hereby, shall create an implication that there has been no change in the information set forth herein since date of this Prospectus. This Propsectus will be supplemented as necessary to reflect any material or fundamental changes in USE or its business, during the course of this offering.
               ___________________________________________

                      AVAILABLE INFORMATION

USE is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other statements and information with the Commission. The reports and other documents so filed can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's public reference facilities at Commission regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such documents can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

5
6
This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, covering the USE Shares offered hereby, certain portions of which have been omitted pursuant to Commission rules and regulations. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement, is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement (and any and all amendments thereto) and its exhibits, without charge, at the public reference facilities of the Commission at its offices as stated above.

                     SUMMARY OF THE OFFERING

The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Prospectus.

                           THE COMPANY

USE is in the general minerals business of acquiring, developing, exploiting and/or selling mineral properties. USE is now engaged in two principal mineral sectors: uranium and gold. Interests are held in other mineral properties (principally molybdenum), but are either nonoperating interests or undeveloped claims. Other USE business segments are commercial operations (professional and recreational products manufacture and sales, real estate, and general aviation), and construction operations.

9
Most USE operations are conducted through a joint venture with Crested Corp. ("Crested", a majority-owned subsidiary), and various joint subsidiaries of USE and Crested. USE and Crested originally were independent companies, with two common affiliates (John L. Larsen and Max T. Evans). In 1980, USE and Crested formed a joint venture to do business together (unless one or the other elected not to pursue an individual project). As a result of USE funding certain of Crested's obligations from time to time (due to Crested's lack of cash on hand), and later payment of the debts by Crested issuing common stock to USE, Crested became a subsidiary of USE (majority owned in fiscal 1993). See "Security Ownership of Certain Beneficial Owners and Management" and "Directors and Executive Officers."


7
Except for 1,400 ounces of gold recovered in fiscal 1992 in a bulk sampling program at the California gold property, USE has not received revenues from the mining of either uranium or gold. Mineral revenues have been received from sales of mineral properties, and from sales of uranium under certain of the utility supply contracts held by Sheep Mountain Partners ("SMP", a partnership), by USE and Crested delivering their one-half share of uranium and receiving sales proceeds therefrom. In the future, uranium contract revenues will be affected by the outcome of the SMP litigation (see "USE Legal Proceedings"); gross revenues from future performance of all the SMP contracts will flow to the prevailing parties (USE and Crested, or CRIC and Nukem). However, regardless of the outcome of such proceedings, commencement of uranium mining at Green Mountain, Wyoming and/or Ticaboo, Utah may result in utility supply contracts for Green Mountain Mining Venture (of which USE and Crested are joint venture partners with Kennecott Uranium Company), and/or Plateau Resources Limited (a subsidiary of USE). There is no assurance such mining operations will commence, or that new utility supply contracts will result. See "Business-Minerals-Uranium."


8
For the nine months ended February 28, 1995, USE commercial and construction operations provided a majority of net revenues to USE.

For a discussion of why revenues from mineral sales decreased in this period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations for Nine Months Ended February 28, 1995 Compared to Nine Months Ended
February 28, 1994."

USE was incorporated in Wyoming in 1966. All operations are in the United States. Principal executive offices are located at 877
North 8th Street West, Riverton, Wyoming 82501, telephone (307)
856-9271.

                          RISK FACTORS

10
An investment in the Common Shares of USE involves substantial risks, including the risks of failure to obtain necessary capital to put principal properties into production, continued low uranium prices, and competition. See "Risk Factors."

                          THE OFFERING

Securities Offered (1). . . . . . . . . . . .150,000 Common Shares.

                                             See "Description of
                                             Securities."

Common Shares Outstanding
  Before and After Offering . . . . . . . . .5,580,493 Shares

NASDAQ/NMS Symbol                            "USEG"
________________
(1) All Common Shares offered are owned by and are being sold for the account of Brunton, a wholly-owned USE subsidiary, so that in effect this is an offering by USE of its securities.


                     SELLING SECURITY HOLDER

This Prospectus relates to the registration by USE of 150,000 common shares owned by The Brunton Company, for sale by Brunton into the public market from time to time. Brunton has had several material transactions with USE within the last three fiscal years (see "Certain Relationships and Related Transactions"), including the loan by Brunton of $300,000 to USE in August, 1993, subsequently converted by terms of the loan (in October, 1993) to restricted USE common shares (such converted shares are included in the shares offered by this Prospectus).

11
Brunton presently owns 211,205 USE common shares (4,538 shares acquired prior to fiscal 1992, 50,000 shares purchased in fiscal 1993, 100,000 shares acquired by loan conversion in fiscal 1994, and 56,667 shares purchased in the private placement which commenced in December, 1994 and was completed at March 31, 1995-- see the discussion of liquidity and capital resources for the nine months ended February 28, 1995 under "Management's Discussion and Analysis of Financial Condition and Results of Operations." If all 150,000 shares offered hereby are sold, Brunton will own 61,205 USE common shares (1.2 percent of the total outstanding shares), not including an additional 150,000 shares underlying options exercisable through April 30, 1998 (none exercised to Prospectus date). See "Certain Relationships and Related Transactions."



12
Brunton anticipates using proceeds from sale of the USE common shares offered by this Prospectus for general working capital requirements, however, a portion of the proceeds may be loaned to USE. Net proceeds are estimated at $660,000 if all shares are sold, after deducting an estimated $20,000 in legal and printing expense of this offering.

                      PLAN OF DISTRIBUTION

3
The Common Shares will be offered from time to time, at the $4.00 offering price, by certain of those officers and directors of USE who did not participate in the private offering of 400,000 restricted common shares in fiscal 1995. The individuals who participate in this offering on behalf of USE will not be compensated therefor.

                                       USE
                             SELECTED FINANCIAL DATA

                                                May 31,
                            1994       1993         1992
1991       1990
Current assets          $ 3,866,600  $ 1,650,300  $ 3,260,500  $7,302,300  $ 5,481,000
Current liabilities       1,291,700    1,592,100      681,900     816,000      634,400
Working capital           2,574,900       58,200    2,578,600   6,486,300    4,846,600
Total assets             33,090,300   24,037,200   24,583,000  20,500,100   13,151,200
Long-term
  obligations(1)         16,612,500     2,900,00    4,540,400   3,244,100    4,036,100
Shareholders' equity     12,559,100   15,063,200   14,982,900  15,045,500    8,087,800
________

(1)Includes $3,951,800, $1,695,600, $1,695,600, $725,900 and
$725,900 of accrued reclamation costs on uranium property at May
31, 1994, 1993, 1992, 1991 and 1990, respectively.  See Note K of
Notes to the audited Consolidated Financial Statements.

                                     February 28,
                                      (unaudited)
                              __________________________
                                 1995           1994
                              ___________    ___________
Current assets                $ 3,496,200    $ 3,866,600
Current liabilities             3,092,900      1,291,700
Working capital                   404,000      2,574,900
Total assets                   33,379,000     34,496,800
Long-term
obligations (2)                15,946,200     16,612,000
Shareholders' equity           12,071,400     12,599,100

(2)  See Notes 5 and 6 to the unaudited Consoliated Financial
Statements.

                                                     May 31,
                             1994          1993         1992        1991         1990

Revenues                  $ 8,776,300   $9,045,500   $6,353,600   $9,569,100   $6,552,300
Income (loss) before
   equity in income
   (loss) of affiliates,
   provision for
   income taxes and
   extraordinary item      (3,587,900)    (103,100)     819,200    6,082,900    4,601,600

Equity in income
   (loss) of
   affiliates                (390,700)    (444,700)    (324,900)     (96,100)    (417,800)

Net income (loss)          (3,370,800)    (221,900)     613,200    6,164,900    3,743,200

Income per share before
   extraordinary item      $     (.70)  $     (.05)  $      .09   $      .93   $      .80
Extraordinary item              --             --           .06          .62          .21
Income (loss) before
   cumulative effect of
   accounting change             (.70)        (.05)         .15         1.55         1.01
Cumulative effect at
   June 1, 1993 of income
   tax accounting change         (.06)         --          --           --           --
Net income (loss)
   per share(1)            $     (.76)  $     (.05)  $      .15   $     1.55   $     1.01

Cash dividends per share        -0-           -0-          -0-          -0-          -0-
_________

(1)Per share amounts for years prior to fiscal 1991 have been retroactively adjusted to reflect the 10% stock dividend declared and paid to record shareholders as of November 1, 1990.

                          For Nine Months Ended February 28,
                                      (unaudited)
                              __________________________
                                 1995           1994
                              ___________    ___________
Revenues                      $ 6,394,300    $ 6,587,200
Loss before
  equity in
  loss of affiliates,
  provision for
  income taxes and
  extraordinary item           (1,429,300)    (2,058,500)
Equity in income
  (loss) of
  affiliates                     (304,900)      (266,700)
Net income (loss)              (1,315,800)    (2,019,300)
Income (loss) per
  share before
  cumulative effect           $      (.27)   $      (.40)
Cumulative effect                   --              (.06)
Net loss
  per share                   $      (.27)   $      (.46)
Cash dividends per share            -0-            -0-



13
                          RISK FACTORS

Prospective investors should note that the business of USE is subject to certain risks, including the following:

15 AND 16
LITIGATION-SHEEP MOUNTAIN PARTNERS. Because of USE and Crested litigation against their partner in the Sheep Mountain Partners partnership ("SMP"), USE and Crested have been required to fund $4,298,187 in standby mine maintenance and related costs of the SMP mines from June 1991 through April 1995. Additionally, Use and Crested have not been reimbursed $136,500 for purchase of uranium delivered under SMP utility supply contracts. USE and Crested are seeking to recover these amounts from Nukem and Cycle Resource Investment Corporation, along with accrued interest of $993,073 through April 30, 1995, for a total of $5,427,759.


17
Recovery by USE and Crested of their funds advanced to the SMP partnership will depend on the outcome of the litigation. See "Business-Uranium", "Legal Proceedings", and the audited USE Consolidated Financial Statements. An unfavorable outcome to the litigation will result in loss of the funds advanced for standby maintenance at the SMP mines and loss of the utility supply contracts held by SMP.


19 AND 2O
SUTTER GOLD VENTURE INVESTMENT-NO CURRENT MINING OPERATIONS OR PRODUCTION OF GOLD. As of February 28, 1995, USE and Crested have invested more than $12,100,000 to acquire, permit and develop a gold property in California, held through subsidiary Sutter Gold Company. The amount of this investment represents a significant portion of USE's consolidated assets. However, there is no assurance current efforts will be successful in financing the mill construction and mine development costs (up to $17,974,000) needed to put the property into full production. There presently are no agreements to obtain such financing. See "Information About USE-Gold-Lincoln Mine."

ADDITIONAL SHARES TO MARKET. Through June 30, 1995 USE has sold 732,500 restricted common shares in private placements. USE will register all such shares (and up to another 1,417,500 shares if sold in the current private placement) for resale by the investors by early 1996. Public sale of such shares by the investors may depress market prices.

21
Mineral Industry Risks. Generally, the business of USE is subject to the risks of the minerals industry, including unanticipated delay and expense in putting properties into production, commodity price fluctuations, and variable environmental compliance costs.
In addition, recent legislation has increased unpatented federal mining claim holding costs. Other legislation may be proposed which, if enacted, would impose percentage royalties on production from such lands. Any increase in federal land property costs would adversely affect operations on federal lands, however, the extent of such impact cannot be presently assessed. See "Business-Certain Permits, Costs." Operations on patented lands would not be affected (the Lincoln Mine in Amador County, California, for example). Mining hazards may cause losses not covered by, or in excess of coverage provided by insurance policies. USE maintains policies deemed adequate for hazard losses, but there is no assurance coverage would be adequate in the event of mine collapse, environmental damage, or other factors related to mining activities.


22
UNPATENTED MINING CLAIMS-RISKS OF TITLE. Nearly all the uranium properties held by GMMV, SMP, and Plateau Resources Limited are unpatented claims, title to which requires payment of fees to the Bureau of Land Management and compliance with technical requirements. Although USE believes it has good title to all its unpatented claims, there are always possible inherent uncertainties in this type of property ownership. See "Business-Mining Claim Holdings."


23
RECLAMATION AND ENVIRONMENTAL COSTS. USE is a joint venturer in GMMV and a partner of SMP, which two entities are responsible for mine reclamation, environmental restoration and decommissioning associated with mineral properties and the Sweetwater Mill on Green Mountain, in south central Wyoming. Future costs to comply with these obligations are now estimated at approximately $25,000,000. If actual costs are higher, USE could be adversely impacted. There is no assurance the properties will generate sufficient revenues to fund reclamation, restoration and decommissioning costs in excess of current estimates. See Note K to the audited USE Consolidated Financial Statements, and the notes to the unaudited USE Consolidated Financial Statements, for further information.
Current bonds and funds in escrow are deemed adequate for reclamation and decommissioning liabilities associated with the Shootaring Mill in Utah.


24
The GMMV and Sweetwater Mill reclamation liabilities (now approximately $25,000,000 total) are self bonded by Kennecott, and accordingly are not booked into the USE or Crested financial statements. Sheep Mountain and Plateau Resources reclamation liabilities are booked at $1,451,842 and $2,500,000 respectively (total $3,951,842). A cash bond of approximately $40,000 is posted for miscellaneous reclamation costs at the Sutter gold property (carried under "Other Assets-Deposits and Other" on the USE financial statements). Reclamation and environmental obligations for the oil and gas properties held by USE are deemed insignificant and manageable in the ordinary course of business.

SEASONALITY. The mining and petroleum exploration and development businesses may be considered seasonal to the extent properties are located in areas where climate prevents access or reduces activities during certain times of the year. Exploration of mining claims located in the Colorado Mineral Belt, and in certain areas of Wyoming and Montana, is generally limited to the summer months by rugged terrain and snowpack. USE and affiliates have generally had year-round access to the Ft. Peck, Montana oil wells. The gold properties near Sutter Creek, California are accessible year round, as are the Plateau operations in Utah and the GMMV properties and Sweetwater Mill in Wyoming. Portions of USE commercial operations are also seasonally affected, with aviation fuel sales at the fixed base operation higher in summer months.

25
POSSIBLE LOSSES ON URANIUM CONTRACTS. USE is not in arrears with respect to uranium delivery obligations. As of February 28, 1995, SMP had firm orders for an estimated $29,573,000 of future uranium deliveries; USE and subsidiaries have no other firm orders for future deliveries. USE estimates one percent of the SMP obligations will have been filled during the last quarter of fiscal 1995. The foregoing estimate of firm orders was prepared assuming the $10.40 per pound price of U3O8 at February 28, 1995 would remain in effect for the duration of market-price related supply contracts. Approximate floor price in effect at that date was used to estimate future delivery obligations under base-price escalated contracts. However, prices and quantities of U3O8 required by utilities may vary substantially, as may the cost to USE and subsidiaries to obtain inventory to supply the contracts. Profits on such future deliveries cannot be predicted.


27
Increases in the spot market would increase USE' cost of delivering on certain of the SMP contracts, thus reducing profits, while spot market decreases would increase profits on such contracts. USE recorded a loss of $162,900 in fiscal 1994 on deliveries of its portion of certain of the SMP contracts, as the cost of uranium exceeded the contracted price. Due to the SMP dispute, earlier arrangements between the partners to deliver their shares of the SMP contracts in spite of the dispute were abandoned, and USE made no deliveries (and therefore recorded no revenues or loss) on any SMP contracts during fiscal 1995.


26
All uranium supply contracts presently are held by SMP. USE could lose the contracts if the arbitration proceedings involving SMP are decided against USE and Crested.


28
See "Business-Uranium-Marketing."

COMPETITION. USE's business is highly competitive in the exploration for and production of minerals and oil and gas, as well as in its commercial and construction operations. USE's competitors include major mining and oil and gas companies, many of which are larger than USE in all respects. Competitive conditions vary depending upon the mineral. The location and composition of mineral ore bodies are of great importance to the competitive position of a mining company, as are the milling methods that must be used to extract mineral from the ore. Producers of high-grade ore bearing readily extractable minerals are in advantageous position. Producers of one mineral may be able to efficiently recover other minerals as by-products, with significant competitive impact on primary producers. Substantial capital costs for equipment and mine-works are often needed. Competitors that have developed a property generally have incurred substantial fixed costs which must precede mining undeveloped properties. As a result, owners of producing (or previously producing) properties generally enjoy substantial competitive advantages over organizations that propose to develop non-producing properties.

In its other business segments, USE affiliate FNG encounters strong competition with a number of larger civil engineering construction firms in the western United States, and Brunton competes with domestic and foreign sporting and professional equipment manufacturers.

URANIUM PRICES AND COMPETITION. Uranium market prices in the United States have declined from as high as $17.00 per pound in 1988 to less than $8.00 per pound in 1992, and recovered somewhat to about $11.00 per pound in March 1995. Further sustained price increases in the spot market (to $14.00 per pound) are believed to be required to create the need for United States utilities to seek long term price stabilizing uranium supply contracts, however, upward price movement cannot be assured. USE would be adversely affected if the United States nuclear utilities do not seek long term uranium supply contracts in the 1990s. See "Business-Certain Market Information." Although the extent of such adverse impact cannot be predicted, if uranium prices remained so depressed through the 1990s that USE's properties and facilities were not put into operation, the book value of such assets might decrease.

USE believes that if and when market prices improve, it will be able to compete with other uranium producers, primarily because it holds significant uranium resource in place, along with the facilities necessary to mine and mill the ore into uranium oxide, which assets were acquired for much less than prior owners reportedly had spent. Applications have been submitted to upgrade the mill facilities' licenses to operating levels, however, delays in final permitting may be encountered, as the uranium refining industry is tightly regulated by the NRC.

Nonetheless, USE expects strong competition from low cost producers in Canada, Australia and Africa (where uranium is a byproduct of other mineral recovery processes), and from imports to the United States of highly enriched uranium from the Commonwealth of Independent States (formerly the Soviet Union). See "Business-Certain Market Information."

29 AND 30
VARIABLE REVENUES, RECENT LOSSES, AND DECLINING WORKING CAPITAL. Due to the nature of USE business, there are from time to time major increases in gross revenues from sale of mineral properties. During fiscal 1991, $7,193,600 was recognized from sale of a partial interest in a uranium property to Kennecott Uranium Company (a GMMV partner). No such revenues were recognized in fiscal 1992, 1993 or 1994. Further, USE realized a net gain in fiscal 1992 of $613,000 and net losses of $221,900 and $3,370,800 in fiscal 1993 and 1994, respectively, and net losses of $2,019,300 and $1,315,800 for the nine months ended February 28, 1994 and 1995, respectively.

To a significant extent, these results reflect the variability of income from mineral sales, however, USE is not totally dependent on mineral sale revenues from year to year. In 1995, a majority of net revenue has been provided by commercial and construction operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," for discussion of such items for the last three fiscal years.


31
WORKING CAPITAL REQUIREMENTS. Cash requirements of USE for fiscal 1996 are the funding of on-going general and administrative expenses, including legalcosts incurred as a result of the SMP proceedings; mine development and holding costs of the Sutter gold property; Plateau Resources mill holding (standby) costs; development of the Energy gas properties; SMP mines standby costs; and costs to acquire uranium oxide which USE maybe obligated to deliver under the SMP contracts (depending on the outcome of the proceedings).

If additional amounts of working capital are not received, USE and Crested will need to either sell equity or liquidate interests in various mining as well as other assets to raise the necessary funds to sustain operations. Monthly operating expense to hold properties and fund general and administrative expense is estimated at $300,000 to $350,000 for fiscal 1996, of which approximately $200,00 to $250,000 is expected to be provided from current commercial and construction operations. These estimates reflect elimination of most legal expenses associated with the SMP proceedings (evidentiary hearings concluded in June, 1995). Conventional lending sources and possible equity sales are expected to be sufficient to cover the operating deficits (estimated at $1,200,000 for property holding and general and administrative expense). However, significant funding in excess of such sources will be required to put the principal mineral properties into production (Plateau Resources and the Sutter gold property). Through June 30, 1995 USE received an additional $1,104,900 from a private placement of equity (332,500 common shares), which will renew an existing $1,000,000 bank credit line.

Continued operating losses without offsetting replacements of working capital will adversely affect USE. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on future working capital requirements and capital resources.

POTENTIAL ISSUANCE OF PREFERRED STOCK. Under the USE Articles of Incorporation and as permitted by the Wyoming Business Corporation Act ("WBCA"), the USE board of directors has authority to create series of preferred stock and to issue shares thereof, without the approval of any USE shareholders. The creation and issue of USE preferred stock with dividend rights senior to the USE common shares could adversely affect common stockholder participation in future earnings through dividends that otherwise would be available for distribution to common stockholders.

Such preferred stock also could inhibit a takeover of USE. Under the WBCA, separate voting approval by classes of stock is required for certain substantive corporate transactions. If the interests of preferred stockholders is perceived to be different from those of the common stockholders, the preferred stockholders could withhold approval of the transactions needed to effect the
takeover.   See "Description of Securities."

POTENTIAL ANTI-TAKEOVER EFFECTS OF STAGGERED BOARD. The USE board of directors is presently divided into three classes of two directors each. Pursuant to the USE Articles of Incorporation and as permitted by the WBCA, the directors in each class serve a three year term, and only those directors in one class are reelected each year. This board classification could stall a takeover of USE, even if a majority of the common stock were to be held by persons desiring a change in control of the board. See "Description of Securities."

                            BUSINESS

USE is principally engaged in the general minerals business. This segment involves the acquisition, exploration, sale and/or development of mining properties, with primary interests in uranium, gold and molybdenum properties in the western United
States. USE also holds oil and gas interests in Montana and Wyoming.

The other two business segments of USE are commercial operations and construction operations. See Footnote I to the audited
Consolidated Financial Statements.

A substantial portion of USE business, particularly property acquisition and exploration, is conducted with its majority-owned subsidiary, Crested Corp. ("Crested"), through a joint venture ("USECC") owned equally by USE and Crested, and through various joint subsidiaries.

MINERALS

URANIUM

USE has acquired interests in several uranium properties in Wyoming and Utah, including uranium processing mills in Sweetwater County, Wyoming ("Sweetwater Mill") and southeastern Utah ("Shootaring Mill"), in anticipation of renewed demand for long term uranium concentrate supply contracts by public utilities in the United States which operate nuclear powered electrical generation facilities.

All the uranium properties are located in areas which have produced significant amounts of uranium in the 1970s and 1980s.

The properties are:

32
Unpatented lode mining claims on Green Mountain (Fremont County, Wyoming) on which the (Round Park uranium deposit) is located, and the Sweetwater Mill, (23 miles south of Green Mountain). These assets are held by the joint venture Green Mountain Mining Venture ("GMMV"), owned 50 percent by USE and USECC, and 50 percent by Kennecott Uranium Company ("Kennecott"), a subsidiary of Kennecott Corporation. See "Green Mountain-Concerning Kennecott", below. All claims are accessible by county and United States Bureau of Land Management ("BLM") access roads. The proposed Jackpot Mine into the Round Park deposit has had no previous operators, and would be a new mine when opened. The Big Eagle Mine and related claim groups (which are part of the claims held by GMMV), are accessible by county and private roads; the Big Eagle Mine was first operated by Pathfinder Mines starting in the late 1970s. Exploration and delineation of the principal uranium resources on the Jackpot Mine area has been completed. Mine development by the GMMV (funded by Kennecott) is expected to begin in 1996.

The Tony M and Frank M Mines (unpatented lode mining claims) in San Juan County, Utah, accessible by county roads. The mines (originally developed by Plateau Resources Limited when owned by Consumers Power Company, a Michigan public utility which also built the nearby Shootaring Canyon Mill to process uranium ore out of these mines), the Shootaring Canyon Mill, uranium mineralized material stockpiled at the mill, and related mill support facilities, are held by Plateau Resources Limited, a wholly-owned USE subsidiary. Significant areas of uranium resources underground have been accessed and delineated by the prior owner's underground workings. Subject to funding (which may be provided by USE private equity sales in the summer of 1995), production may resume in late 1995.

Unpatented lode mining claims, underground and open pit uranium mines and mining equipment in the Crooks Gap area located on Sheep Mountain, Fremont County, Wyoming (these claims are adjacent to and west of the Big Eagle mining claims held by GMMV). These assets are held by the Sheep Mountain Partners partnership ("SMP"), the partners of which are USE and Crested, doing business as the USECC Joint Venture, and Nukem, Inc. ("NUKEM") through its wholly-owned subsidiary Cycle Resource Investment Corporation ("CRIC"). The Sheep Mountain Mines 1 and 2, accessible by county and private roads, were first operated by Western Nuclear, Inc. in the late 1970s.

The above properties contain uranium mineralization in sandstones of Tertiary age, as is typical of most Wyoming uranium deposits.
Electric power to all the above Wyoming properties is furnished by either Pacific Power & Light or Hot Springs Rural Electric
Association.

There is no assurance of renewed market demand by the domestic nuclear utilities for uranium concentrates, which would result in price increases for concentrates, sufficient to warrant commencement of mining and milling operations.

GREEN MOUNTAIN

GMMV. In fiscal 1990, USE and Crested sold 50 percent of their interests in unpatented lode mining claims on Green Mountain (hereafter, "Green Mountain Claims), and certain other rights, to Kennecott for $15,000,000 cash (USE's share was $12,600,000, and the balance was Crested's). In fiscal 1991, USE and USECC ("USE Parties") and Kennecott formed the Green Mountain Mining Venture ("GMMV") to develop, mine and mill uranium ore from the Green Mountain Claims, and market uranium oxide concentrates to nuclear powered utilities.

Kennecott agreed to fund the first $50,000,000 of GMMV expenditures, pursuant to Management Committee budgets.
Thereafter, GMMV expenses will be shared by the parties generally in accordance with their participating interests (50 percent Kennecott, 50 percent USE Parties). However, in addition to the initial $50,000,000 of expenditures, Kennecott will pay a disproportionate share (up to an additional $45,000,000) of GMMV operating expenses, but only out of cash operating margins from sales of processed uranium at more than $24.00/lb (for $30,000,000 of such operating expenses), and from sales of processed uranium at more than $27.00/lb (for $15,000,000 of such operating expenses).


Pursuant to the joint venture agreement, each party's participation interest in the GMMV is subject to reduction for voluntary or involuntary failure to pay its share of expenses as required in approved budgets, so that in effect the interest held by each party collateralizes its performance. These provisions apply equally to Kennecott's commitment to fund the initial $50,000,000 of GMMV expenditures, so that if and to the extent Kennecott did not fund Management Committee approved budgets, its interest in the venture would be reduced proportionately. However, a defaulting party would remain liable for third party liabilities incurred during GMMV operations, proportionate to its interest before reduction.

GMMV cash flows will be shared between Kennecott and the USE Parties, according to their participation interests. However, 105 of the Green Mountain Claims cover the Round Park uranium deposit, currently believed to be the most significant mineralized resource on Green Mountain; these 105 claims had been formerly owned solely by USE. Pursuant to agreement between USE and Crested, cash flow from production out these 105 Green Mountain Claims will be distributed only to USE and Kennecott, and GMMV expenditures from such properties will be shared 50 percent by USE and 50 percent by Kennecott.

The USE Parties' share of GMMV cash flow resulting from the balance of the properties (outside the 105 claims) previously owned by USE and Crested together, will be shared equally by USE and Crested; GMMV expenditures from such properties will be shared 25 percent each by USE and Crested, and 50 percent by Kennecott. Such latter properties are expected to be developed after the Round Park deposit is developed and placed into production.

The GMMV Management Committee has three Kennecott representatives and two USECC representatives, acts by majority vote, and appoints and supervises the project manager. The USE Parties acted as project manager during fiscal 1991 and 1992; in fiscal 1993, Kennecott succeeded as project manager, by consent.

While acting as project manager, the USE Parties received fees in fiscal 1991, 1992 and part of 1993 for overhead costs and general and administrative fees, based on a percentage of expenditures on the project. Since mid-fiscal 1993, USECC has continued work on a contract basis at Kennecott's request.

Pre-development activities on the GMMV properties have included environmental and mining equipment studies, mine permitting and planning work, property maintenance, setting up a uranium marketing program, and acquisition and monitoring of the Sweetwater Mill.
For fiscal 1996, GMMV plans to build a sediment dam, sediment basin, drainage diversion ditch, fuel storage facility and other support facilities and improvements to existing facilities.

PROPERTIES AND MINE PLAN. GMMV owns 443 Green Mountain Claims, including the 105 claims on which the Round Park uranium deposit is located. Surface rights are owned by the United States Government under management by the BLM. In addition, other uranium mineralization has been delineated in the Phase 2 and Whiskey Peak deposits on these properties, which formerly belonged to USE and Crested. These deposits are undeveloped.

Drilling and exploration work has been conducted on the Round Park deposit, and USECC has constructed two portals for the Jackpot Mine declines (see below). Roads and utilities have been put in place, which are satisfactory to support future mine development.

GMMV also owns the Big Eagle Properties on Green Mountain, which contain substantial uranium mineralization, and are adjacent to the other GMMV mining claims. The Big Eagle Properties contain one underground and two open-pit mines, as well as related roads, utilities, buildings, structures, equipment and a stockpile of ore.

The assets include 38,000 and 8,000 square foot buildings formerly used by Pathfinder Mines Corporation ("PMC") in mining operations. Also included are three ore-hauling vehicles, each having a 100-ton capacity. Permits transferred to GMMV for the properties include: a permit to mine, an air quality permit, and water discharge and water quality permits. GMMV owns the surface rights and the mineral rights to the underlying unpatented lode mining claims.

The Round Park mining claims contain a deposit of uranium which has been estimated by USECC personnel to contain 52 million pounds of U3O8 averaging .23% uranium oxide using a grade-thickness cut-off of .6 (i.e., deposit areas were excluded unless deposit bed thickness at intercept, times intercept grade of uranium mineralization, exceeded .6). GMMV plans to produce this deposit from the Jackpot Mine, which will be driven underground from the south side of Green Mountain when the market for uranium oxide concentrates improves. The first of several mineralization horizons is about 2,300 feet down from the top of Green Mountain.

The mine plan provides for two declines to be driven from the side of Green Mountain, extending about 10,400 feet into the deposit; one decline will be used for ventilation and transportation of personnel, and the other will convey ore, rock and waste out of the mine.

USE anticipates mine development costs will not exceed $25,000,000 to begin production from the Round Park deposit. However, cost estimates may change as exploration and initial development progress. Kennecott has agreed to fund the initial $50,000,000 in development costs including reclamation costs. Additional costs would be funded by operations and/or by cash assessments on the venturers.

SWEETWATER MILL. On June 23, 1992, GMMV acquired the Sweetwater uranium processing mill and associated properties located in Sweetwater County, Wyoming, 23 miles south of the proposed Jackpot Mine, from Union Oil Company of California ("UNOCAL"), primarily in consideration of Kennecott and GMMV assuming environmental liabilities, and decommissioning and reclamation obligations.

Kennecott is manager of the Sweetwater Mill, and as such will be compensated by GMMV out of production. Payments for pre-operating management will be based on a sliding scale percentage of Mill cash operating costs prior to Mill operation, and payments for operating management will be based on 13 percent of mill cash operating costs when processing ore. Cash operating costs are defined as all costs for labor (supervisory, operating, maintenance and laboratory), reagents, utilities, materials and supplies (fuels, grinding balls and other mill equipment, etc.), road and access maintenance, environmental and regulatory costs (including permitting and remediation costs), concentrate shipping costs, vehicle and equipment operating costs, insurance, and employee health and benefit costs.

Kennecott, as mill operator, has initiated discussions and appropriate filings with the Nuclear Regulatory Commission ("NRC") regarding amendments to the Source Material License to resume ore processing at the Sweetwater Mill. Separately, Kennecott has applied to the NRC for permission to use a mill tailings cell to hold low level tailings waste from an ion exchange plant owned by USE and Crested in the Crooks Gap area.

The Sweetwater Mill includes buildings, milling and related equipment, real estate improvements, mining and mill site claims and other real property interests, personal property and intangible property (including government permits relating to operation of those properties). The major assets are the mill buildings and equipment located on approximately 92 acres.

The mill was designed as a 3,000 ton per day ("tpd") facility. UNOCAL's subsidiary Minerals Exploration Company reportedly at times processed in excess of 4,200 tpd. USE believes the mill adequate for processing projected rates of ore production out of the Green Mountain Claims. The mill is one of the newest uranium milling facilities in the United States, and has been maintained in good condition. UNOCAL has reported that the mill buildings and equipment have historical costs of $10,500,000 and $26,900,000, respectively.

As consideration for the Sweetwater Mill, GMMV agreed to indemnify UNOCAL against certain reclamation and environmental liabilities, which indemnification obligations are guaranteed by Kennecott Corporation (parent of Kennecott Uranium Company). GMMV has agreed to be responsible for compliance with mill decommissioning and land reclamation laws, for which the environmental and reclamation bonding requirements are approximately $23,600,000.

None of the GMMV future reclamation and closure costs are reflected in the USE Consolidated Financial Statements (see Note K to USE Consolidated Financial Statements). UNOCAL has also agreed that if GMMV incurs expenditures for environmental liabilities prior to the earlier of commercial production by GMMV or February 1, 2001, (which liabilities are not due solely to the operations of GMMV), then UNOCAL will reimburse GMMV the first $8,000,000 of such expenditures. Any such reimbursement may be recovered by UNOCAL from 20% of future cash flows from sale of uranium concentrates processed through the mill. In any event, until such time as environmental and reclamation undertakings are liquidated against the bonds, such costs are not deemed expenditures under Kennecott's $50,000,000 development commitment (but bond costs may be charged against such commitment).

The reclamation and environmental liabilities assumed by GMMV concern two categories: (1) cleanup of the inactive open pit mine site near the mill (the source of ore feedstock for the mill when operating under UNOCAL), including water (heavy metals and other contaminants) and tailings (heavy metals dust and other contaminants requiring abatement and erosion control) associated with the pit; and (2) decontamination and cleanup and disposal of the mill building, equipment and tailings cells after mill decommissioning. Current liabilities for such efforts have been established at approximately $17,028,000 by the Wyoming Department of Environmental Quality ("WDEQ") for mine pit site matters (exercising EPA-delegated jurisdiction to administer the Clean Water Act and the Clean Air Act, and directly administering Wyoming statutes on mined land reclamation), and by the NRC for tailings cells and mill decontamination and cleanup. The EPA has continuing jurisdiction under the Resource Conservation and Recovery Act, pertaining to any hazardous materials which may be on site when cleanup work is started.

Although USE and the other GMMV parties are liable for all reclamation and environmental compliance costs associated with mill and site maintenance, as well as mill decontamination and cleanup and site reclamation and cleanup after the mill is decommissioned, USE believes it is unlikely USE would have to pay for such costs directly. First, based on current estimates of cleanup and reclamation costs (reviewed annually by the oversight agencies), such costs may be within the $50,000,000 development commitment of Kennecott Uranium Company for GMMV. These costs are not expected to increase materially, if the mill is not put into full operation.

Second, to the extent GMMV is required to spend money on reclamation and environmental liabilities related to mill and site operations during ownership by Minerals Exploration Company, UNOCAL has agreed to fund up to $8,000,000 of such costs (provided such costs are incurred before February 1, 2001 and before mill production resumes), which would be recoverable only out of future mill production (see above). Third, payment of reclamation and environmental liabilities related to the mll is guaranteed by Kennecott Corporation, parent of Kennecott Uranium Company. See "Concerning Kennecott", below. Last, the GMMV will set aside a portion of operating revenues to fund reclamation and environmental liabilities when mining and milling operations are shut down.

Kennecott Corporation will be entitled to contribution from the USE parties in proportion to their participation interests in GMMV, if Kennecott Corporation is required to pay mill cleanup costs directly pursuant to its guarantee. Such payments by Kennecott Corporation only would be required if the liabilities cannot be satisfied within the initial $50,000,000 development commitment, and then only to the extent there are insufficient funds from the accummulated reclamation reserve. In addition, if and to the extent such liabilities resulted from UNOCAL's mill operations, and payment of the liabilities was required before February 1, 2001 and before mill production resumes, then up to $8,000,000 of that amount would be paid by UNOCAL, before Kennecott Corporation would be required to pay on its guarantee. However, notwithstanding the preceding, the extent of any ultimate USE liability for contribution to mill cleanup costs cannot be predicted.

GMMV believes Minerals Exploration Company operated the mill in a responsible manner, and that reclamation and environmental liabilities for the mill and site as acquired from Minerals
Exploration Company are within the normal range of such costs for similar operations in the western United States.

GMMV reimbursed UNOCAL one-half of UNOCAL's mill maintenance costs for the period January 1, 1991 to June 23, 1992. Ongoing mill maintenance expense is funded by Kennecott as part of its development commitment.

CONCERNING KENNECOTT. Kennecott Corporation is a wholly-owned United States corporation subsidiary of The RTZ Corporation PLC ("RTZ"), a United Kingdom public company. RTZ is one of the world's leading international natural resource companies and one of the largest companies in the United Kingdom with a market capitalization exceeding $9 billion. Kennecott Corporation owns and operates several mines through wholly-owned subsidiaries, including the Bingham Canyon, Utah open pit copper mine which was started in 1906.

Kennecott Uranium Company is a wholly-owned United States corporation subsidiary of Kennecott Corporation. Based upon the financial resources and results of operations of RTZ, upon Kennecott Corporation's reported contributions to RTZ net earnings, upon Kennecott Corporation's acceptance by the NRC as a financially sound self-bonding entity for reclamation purposes (see Note K to the USE Consolidated Financial Statements), and upon Kennecott Uranium Company's $27,133,728 financial performance through May 31, 1994 in the Green Mountain project ($15,000,000 in 1990 to purchase a one-half interest in the Green Mountain uranium properties from USE and Crested, and $12,133,728 in GMMV expenditures from 1991 through May 31, 1994), USE believes Kennecott Uranium Corporation will continue to have the ability to satisfy its obligations under the GMMV joint venture agreement. In the event such obligations are not met, Kennecott Uranium Company's participation interest in the GMMV would be reduced, and the USE parties' interest would be increased. See "Uranium-Green Mountain," above.

USE has no knowledge of any guarantee by Kennecott Corporation or RTZ of the performance by Kennecott Uranium Company of Kennecott Uranium Company's development commitment under the GMMV joint venture agreement. Further, USE has no knowledge whether earnings of Kennecott Uranium Company are retained by it, or remitted to its shareholder Kennecott Corporation. Accordingly, performance by Kennecott Uranium Company of its development commitment under the GMMV joint venture agreement is not assured.

PERMITS. In March 1993, GMMV applied to the WDEQ for a Permit to Mine the Round Park deposit through the Jackpot Mine, for up to 22 years; this document presently is under review. Until this Permit is granted, no further construction of mine facilities is allowed, no further underground mine development can occur, and the Round Park Deposit cannot be mined.

A renewal application for a License to Explore, obtained from the Wyoming Department of Environmental Quality, was submitted to the WDEQ, and was approved on August 23, 1994. This is an annual renewal, which keeps prior exploration work in current status to abate any site reclamation which otherwise would be required, until after completion of all actual exploration activities. Failure to renew would activate the reclamation obligations, which is less than $150,000. Planned improvements to the GMMV properties in fiscal 1995 will be made under the License to Explore.

Initial environmental studies have been submitted to appropriate governmental regulators, and are being reviewed. Applications to appropriate water have been made, and an NPDES permit has been obtained (expiring December 31, 1997). Additional surface water, weather and wetland studies have also been initiated.

In 1993, an application was submitted to the BLM for upgrading roads to the Sweetwater Mill.

The WDEQ is the lead agency for review of environmental issues associated with mining in Wyoming, and as such has authority to examine landowners' and lessees' proposed uses of public lands for compliance with the United States environmental statutes (the Clean Water Act, the Clean Air Act, and others), as well as Wyoming laws.

This authority is exercised, in part, by WDEQ requiring proposed mining plans to undergo environmental review prior to issuance of a Permit to Mine, which may contain express conditions to mitigate possible environmental impacts from operations.

In 1993, the BLM, as manager of Federal Lands, determined that the potential effects of the Jackpot Mine (and associated work areas and roads) on surface and ground waters, air quality, animal habitat and local fauna at Green Mountain should be presented and analyzed by an environmental impact statement ("EIS"). The EIS is being prepared by the BLM (funded by the GMMV) and will be submitted to the WDEQ. Accordingly, the environmental assessment application previously submitted by the BLM has been withdrawn. The EIS is nearly complete and, after public comment, will be submitted to the WDEQ in the near future. Following the WDEQ technical review of the Jackpot Mine plan, the Permit Application will be presented for public comment. After the EIS has been reviewed by the WDEQ, the Permit to Mine would be issued (with any amendments to conditions required after public hearings and final WDEQ review).

Uranium was mined on Green Mountain in the 1970s and 1980s. USE and Crested do not anticipate any adverse environmental impacts from the Jackpot Mine which cannot be mitigated to acceptable levels. Accordingly, the Permit to Mine the Round Park deposit through the Jackpot Mine portal is expected to be issued by the WDEQ in due course, subject to delays from appeals of WDEQ decisions by project opponents.

The Environmental Protection Agency has promulgated final rules for radon emissions. These regulations affect the mining and milling of uranium and may require substantial expenditures for compliance.

GMMV (and SMP, for its properties, see below) may need to install venting at mine sites, and must monitor radon emissions at the mines, as well as wind speed, direction and other conditions. USE believes all its uranium operations are in compliance with these rules.

SHOOTARING CANYON MILL

ACQUISITION OF PLATEAU RESOURCES. On August 11, 1993, USE closed the Stock Purchase Agreement ("Agreement") with Consumers Power Company ("CPC"), by which USE purchased from CPC all outstanding stock of Plateau Resources Limited ("Plateau"). Plateau, a Utah corporation, owns the Shootaring Canyon uranium processing mill and support facilities in southeastern Utah ("Shootaring Mill"). The Shootaring Mill holds a source materials license from the NRC. CPC is a utility company with offices in Jackson, Michigan.

USE paid nominal cash consideration for the Plateau stock, but as additional consideration, USE has agreed:

(a) to perform or cause the performance by Plateau of all studies, remedial or other response actions or other activities necessary from time to time for Plateau to comply with environmental monitoring and other provisions of (i) federal and state environmental laws relating to hazardous or toxic substances, and
(ii) the Uranium Mill Tailings Radiation Control Act, the Atomic Energy Act of 1954, and administrative orders and licenses relating to nuclear or radioactive substances or materials on the property of or produced or released by Plateau; and

(b) to indemnify CPC from all liabilities and costs related to the presence of hazardous substances or radioactive materials on Plateau property, and to any future violation of laws and administrative orders and licenses relating to the environment or to nuclear or radioactive substances.

Prior to Agreement closing, CPC and affiliates paid Plateau approximately $11,700,000 against prior outstanding loans to and accounts receivable from CPC and its affiliates. At closing, Plateau transferred an additional $2,500,000 cash to fund the "NRC Surety Trust Agreement" with a commercial bank as trustee. The trustee is to pay future costs of Shootaring Mill decommissioning, site reclamation, and long term site surveillance, as directed by the NRC. The amount transferred to the trust is the minimum amount now required by the NRC as financial assurance for clean up after permanent shut down of the Shootaring Mill.

Also at closing, Plateau transferred $4,800,000 cash out of the $11,700,000 to fund the "Agency Agreement" with a commercial bank. These funds will be available to indemnify CPC against possible claims related to environmental or nuclear matters, as disclosed above, and against third-party claims related to a tax benefit transfer agreement between Plateau and the third-party, in the event of a "disqualification event" as provided in such agreement. See Note K to the USE audited Consolidated Financial Statements.

There are no present claims against funds held under either the Trust Agreement or Agency Agreement. Funds (including accrued interest) not disbursed under the Trust and Agency Agreements will be paid over to Plateau upon termination of such Agreements with NRC concurrence.

Prior to closing of the Stock Purchase Agreement, there was no affiliation between USE and any USE affiliate, and Plateau. There is no affiliation between USE and CPC.

The consideration paid by USE was determined by negotiation with CPC, taking into account estimated annual Shootaring Mill holding costs, and estimated future Mill decommissioning and site reclamation costs as required by the NRC and the Utah Department of Natural Resources, Division of Oil, Gas and Mining ("DOGM").

The Plateau acquisition was negotiated and closed solely for the account of USE, in light of potential NRC objections to selling Plateau to the USECC joint venture. Subsequent to closing, in September 1993, USE and Crested agreed that after Plateau's unencumbered cash has been depleted, USE and Crested each will assume one-half of Plateau's obligations, and share equally in Plateau operating cash flows, pursuant to the USECC Joint Venture.

SHOOTARING MILL AND FACILITIES. The Shootaring Mill is located in south-eastern Utah, approximately 13 miles north of Lake Powell, and 50 miles south of Hanksville, Utah via State Highway 276, then four miles west on good gravel roads. The entire facility occupies
18.9 acres of a 264.52 acre plant site. The mill was designed to process 750 tpd, but only operated on a trial basis for two months in mid-summer 1982. In 1984, Plateau suspended operations and put the mill on standby because of the depressed uranium concentrate market.

Included with mill assets are tailings cells, laboratory facilities, equipment shop and inventory.
The NRC issued a license to Plateau authorizing production of uranium concentrates, however, since the mill was shut down, only maintenance and required safety and environmental inspection activities have been performed. The current source materials license with the NRC is for a standby operation only and expired on December 31, 1993. Prior to expiration, USE applied for, and expects either license renewal or extension of its expiration date in due course.

Plateau owns approximately 90,000 tons of uranium mineralized material stockpiled at the mill site.

USE intends for Plateau to continue maintenance activities pending evaluation of resuming Shootaring Mill operations to process uranium ores to concentrates in anticipation of increased concentrate prices. NRC and DOGM approval will be required prior to commencing such operations.

Plateau also owns Canyon Homesteads, Inc. ("Canyon"), which developed the Ticaboo, Utah townsite 3.5 miles south of the mill, including a 66 room motel, general store, laundromat facility, 98 single family home sites, 151 mobile home sites, and 26 recreational vehicle sites (all with utility access). The townsite is located on a State of Utah lease near Lake Powell, and is planned to be operated as a commercial enterprise, for which purpose in fiscal 1994 limited capital improvements and a general refurbishing were effected (total costs approximately $400,000). USE may further develop the townsite, and seeks financial partners.

There have been no further material expenditures on the Ticaboo townsite in fiscal 1995. See "Commercial and Construction - Utah
Properties", below.

SHEEP MOUNTAIN PARTNERS ("SMP")

PARTNERSHIP. SMP is a Colorado general partnership formed in December 1988 between USE and Crested, d/b/a USECC, and NUKEM, Inc. through its wholly-owned subsidiary Cycle Resource Investment Corporation ("CRIC"). NUKEM, of Stamford, Connecticut is a uranium brokerage and trading concern. During fiscal 1991, certain disputes arose among members of SMP. These matters are in litigation. See Item 3 - Legal Proceedings."

In February 1988, USE and Crested acquired uranium mines and mining equipment properties at Crooks Gap in south-central Fremont County, Wyoming, from Western Nuclear, Inc. (a subsidiary of Phelps-Dodge).

USE and Crested, doing business as USECC, mined and sold uranium ore from one of the underground mines in fiscal 1988 and 1989.
These Crooks Gap properties are adjacent to the Green Mountain uranium properties referred to above.

USE and Crested sold 50 percent of their interests in the properties to NUKEM's subsidiary CRIC for cash; the parties thereafter contributed the properties to SMP, in which USE and Crested received an undivided 50 percent interest. Each group was to provide one-half of $350,000 to purchase equipment from Western Nuclear, Inc.; USE and Crested also contributed their interests in three uranium supply contracts to SMP and agreed to be responsible for property reclamation obligations. The agreement provided that each partner generally had a 50 percent interest in SMP net profits, and an obligation to contribute 50 percent of funds needed for partnership programs or discharge of liabilities. Capital needs were to have been met by loans and credit lines.

SMP was directed by a management committee, with three members appointed by USE and Crested, and three members appointed by NUKEM/CRIC. The committee has not met since 1991.

PROPERTIES. SMP owns 77 unpatented lode mining claims on the Crooks Gap properties, including one open-pit and five underground uranium mines, mining equipment, and an inventory of uranium ore. An ion-exchange plant (see below) is located near the SMP properties, but is held by USECC and not SMP. Production from the properties is subject to sliding-scale royalties payable to WNI; the rates are from one to four percent on recovered uranium concentrates. Two Wyoming State leases (one for minerals covering 640 acres, and one for surface use covering 142 acres) expired in early 1994, and will not be renewed.

Various structures and equipment are located on the properties:
three operating and three non-operating mine headframes with hoists; maintenance shops; offices; and other buildings, equipment and supplies.

SMP also has interests in 59 unpatented mining claims, one State mineral lease and one State surface use lease, which have been conveyed to Pathfinder Mines Corporation ("PMC"). The conveyance originally was made to induce PMC to mill ore produced from the properties, at PMC's mill. These properties contain a previously-mined open-pit uranium mine (the Congo pit) and three underground mines. PMC has the right to mine a portion of these properties (the Congo area), by open-pit or in-situ techniques to certain depths, without royalty or other obligations to SMP. PMC has the responsibility for reclamation work needed thereon as a result of its activities. If PMC mines any portion of the properties outside the Congo area, a 3% royalty is owed to SMP. Conversely, SMP has the right to mine portions of the claims and leases outside the Congo area (and specified surrounding zones) by underground mining techniques, subject to a 3% royalty to PMC. PMC has completed an exploration program on a portion of these properties, and advises it presently does not intend any further development. The 59 claims and two leases may be reacquired from PMC by SMP. PMC has decommissioned and dismantled its uranium mill in the vicinity.

An ion exchange plant on the former PMC properties (and now held by USECC) was used to remove natural soluble uranium from mine water. Decommissioning of this facility awaits final NRC approval.

PROPERTY MAINTENANCE. As operating manager for SMP, USECC is responsible for exploration, mining, and care and maintenance of SMP mineral properties. USECC was to have been reimbursed for certain expenditures on the properties. Currently, USECC has a limited care and maintenance staff on site to maintain the mines and pump mine water to prevent flooding of the mines. NUKEM/CRIC have refused to allow SMP to pay USECC for care and maintenance services since the spring of 1991.

In 1988, USECC produced uranium from certain of the underground mines located on the Crooks Gap properties. Production ceased in fiscal 1989, because uranium could be purchased from the spot market at prices below SMP mining and milling costs.

URANIUM MARKETING. NUKEM, Inc. was engaged by SMP to provide SMP with financial expertise and marketing services. SMP entered into a marketing agreement with CRIC, which was assigned to and assumed by NUKEM, to provide marketing and trading services for SMP, which included acquiring uranium for SMP by purchasing or borrowing. Nukem was to be reimbursed at its direct costs for acquiring such uranium for SMP. USECC, SMP and Nukem had acquired seven long-term contracts for sales of uranium to eight domestic utilities. SMP had paid annual nonaccountable fees of $300,000 for marketing to NUKEM, but SMP ceased making such payments in the spring of 1991, when NUKEM/CRIC refused to authorize payment of care and maintenance costs.

SMP's uranium supply contracts either are base-price escalated or market-related (referring to how price is determined for uranium to be delivered). Base-price escalated contracts set a floor price which is escalated over the term of the contract to reflect changes in the GNP price deflator. The current base-price escalated contract of SMP requires deliveries of from 94,200 to 424,100 pounds of uranium concentrates during various years in the 1990s. The amounts deliverable under the contract may be increased or decreased by the utility, in amounts from 10% to 25%. Prices of uranium for deliveries under the base-escalated price contract currently exceed prices at which uranium can be purchased in the spot market.

Under the market-related contracts, the purchaser's cost depends on quoted market prices and the price at which a willing seller will sell its U3O8 during specified periods before delivery. Some of these contracts place a ceiling on the purchase price, substituting a base-price escalated amount, if the market price exceeds a certain level. Under the terms of the various market-price related contracts, SMP is required to deliver from 270,000 to 1,301,253 pounds of uranium annually from 1995 to 2000, which amounts may be increased or decreased by specified percentages.

Through fiscal 1994, USE and its affiliates have satisfied most of these contracts with either uranium previously produced by SMP, borrowed from others, or purchased on the open market. A number of disputes have arisen among USECC and its partner NUKEM/CRIC in SMP, and USECC initiated litigation against NUKEM, CRIC and certain of their affiliates. See "USE Legal Proceedings."

However, performance under the SMP utility supply contracts has been in dispute since fiscal 1993, and may continue past May 31, 1995; the cooperation of NUKEM to assure deliveries to customers pending resolution of the SMP disputes, is not assured. See "Legal Proceedings".

PERMITS. Necessary permits to operate current mines on SMP properties have been issued by the State of Wyoming. Amendments are needed to open new mines within the permit area. As a condition to the issuance of the permits, an NPDES permit under the Clean Water Act has been obtained. Monitoring and treatment of water removed from the mines and discharged in nearby Crooks Creek is generally required. During the past year, SMP did not discharge wastewater into Crooks Creek, and the mine water is presently being discharged into the McIntosh Pit.

GOLD

LINCOLN MINE (CALIFORNIA)

SUTTER GOLD MINING COMPANY. In fiscal 1991, USE acquired an interest in the Lincoln Project (including the underground Lincoln
Mine) in the Mother Lode Mining District of Amador County, California. This property, formerly held by the Sutter Gold Venture ("SGV"), a mining joint venture, is now wholly owned by USECC Gold, a Wyoming limited liability company (owned by USE and Crested). Until the end of fiscal 1994, Seine River Resources Inc. ("SRRI", a Vancouver Stock Exchange listed company which is not affiliated with USE or its subsidiaries) was a joint venture party in SGV. USECC Gold now is a subsidiary of Sutter Gold Mining Company (see below).

32
USE expects to commence additional exploration and mine development as soon as funding is provided through a joint venture or other source. However, although USE is in discussions with possible joint venture partners, funding is not presently available. This property, therefore, may not be placed into production in 1996.
See "Permits and Future Plans."

The parties had intended to operate SGV as equal 50 percent venturers. However, because of SRRI defaults on its obligations to USE, USE and Crested had acquired (through USECC Gold) by the end of fiscal 1993 a 90 percent aggregate equity interest in the Lincoln Project (and the interests in USECC Gold were owned 88.89 percent by USE, and 11.11 percent by Crested). By the end of fiscal 1994, SRRI owed USE and Crested $1,970,507 for SGV property holding costs, permitting costs and mine maintenance expense incurred and paid for by USE and Crested since March 1992, including interest and management fees charged by USE and Crested. As of May 23, 1994 SRRI agreed to assign its remaining 10 percent interest in SGV to USE as payment for the $1,970,507 owed USE and Crested. However, only the $1,389,272 of costs and expenses paid for by USE and Crested was recorded; $581,235 for interest and management fees was written off as uncollectible. SRRI also issued 400,000 common shares of stock and delivered them to USE as final payment of any deficiencies for pre-fiscal 1994 indebtedness (owed by SRRI to SGV) which had been secured with SRRI's interest in SGV and upon which USE and Crested acquired in lieu of foreclosure (see Note E to the USE Consolidated Financial Statements). A conveyance of SRRI's 10% interest is being prepared for delivery to USE and Crested pending the decision of Amador United Gold Mines on its right of first refusal on the project.

Subsequent to the end of fiscal 1994, the Sutter Gold Venture was terminated, USE and Crested formed a new Wyoming corporation (Sutter Gold Mining Company), and agreed to exchange their interests in USECC Gold for common stock of Sutter Gold Mining Company (hereafter, "Sutter Gold"). Sutter Gold is owned 89 percent by USE and 11 percent by Crested; USECC Gold is a subsidiary of Sutter Gold.

Sutter Gold continues to seek the capital funding needed to fund mine development, construction of a gold mill and related facilities, to put the gold mine into full production at an initial rate of 300 tons per day. To date, there are no agreements in principle to obtain such financing.

For information on the initial formation of SGV, and the respective interests of USE, Crested and SRRI at formation and thereafter, see Note E to the audited USE Consolidated Financial Statements.

During fiscal years 1992, 1993 and 1994, SGV conducted environmental studies, drafted initial mine and mill designs, mined bulk samples from the Lincoln Mine for assay and mill design purposes, installed an underground water treatment plant to treat mine water seepage, and performed other work to support application for operating permits. See "Properties", below.

PROPERTIES. Sutter Gold (through USECC Gold) holds approximately 14 acres of surface and mineral rights (owned), 362 acres of surface rights (leased), 217 acres of mineral rights (leased), and 374 acres of mineral rights (owned), all on patented mining claims near Sutter Creek, Amador County, California. The properties are located in the western Sierra Nevada Mountains (1,000 to 1,500 feet elevation); year-round climate is temperate. Access is by California State Highway 16 from Sacramento to California State Highway 49, then by paved county road approximately .4 miles outside Sutter Creek.

Total land holding costs are estimated at $574,000 for the two fiscal years ending May 31, 1996, including $42,000 for payments on two parcels (14 acres) purchased in 1994; $30,000 in one time costs to acquire a surface easement and lease for land running from the proposed mill site to California State Highway 49; payment of two years' accrued royalties of $46,000, plus advance royalties coming due in 1995 and 1996 totalling $96,000 on a surface and minerals lease (with purchase option); payment of advance royalties and lease rental payments coming due in 1995 and 1996 on other surface and mineral properties, totalling $228,000; and property taxes of $60,000 ($30,000 annually); and other miscellaneous lease payments.

Property taxes will increase to about $100,000 annually when the mill is built and the mine is in production.

The leases are for varying terms (the earliest expires in November
1995), and require rental fees, advance production royalties, real property taxes and insurance. Leases expiring before 2010 will generally be extended, so long as minerals are continuously produced from the property that is subject to the lease. Other leases may be extended for various periods on terms similar to those contained in the original leases. Production royalties are from four to seven percent, and up to 20 percent for some areas of high-grade ore. The various leases have different methods of calculating royalty payments (net smelter return, gross proceeds, and net profits interest).

Amador United Gold Mines ("Amador United") was a prior owner of certain leases which it conveyed into the Lincoln Project when owned by Meridian Minerals, in return for which Amador United received a right of first refusal to buy the Lincoln Project (see below) and a 20 percent net profits interest in production from any of the Lincoln Project properties. Although all of the properties which Amador United conveyed into the Lincoln Project were relinquished by Meridian as uneconomic or of marginal utility to the Project, Amador United remains entitled to its net profits interest. "Net profits" will be determined by deducting from gross revenues from sale of minerals produced by the Lincoln Project, an amount equal to 105 percent of all costs and expenses in excess of $6,000,000 which are directly or indirectly attributable and necessary or incidental to the acquisition, exploration, development, mining and marketing of minerals produced from all of the properties comprising the Lincoln Project. Costs and expenses are defined to include (but not be limited to): ad valorem real property and personal property taxes; reasonably anticipated reclamation costs; salaries and wages of employees assigned to property acquisition, exploration, development, mining and marketing activities; travel expenses and transportation of employees, material equipment and supplies; all payments to contractors; assay, metallurgical testing and other analyses to determine the quality and quantity of minerals on all of the properties; costs to obtain environmental permits and other permits, rights-of-way and similar rights, as incurred in connection with acquisition, exploration, development, mining and marketing activities; property acquisition and holding expenses; costs for feasibility studies; costs for title curative work; and
1.25 percent monthly interest on such costs and expenses which are not paid.

Based on an estimated $15,000,000 of investments to date in the Lincoln Project by Meridian and USE, and current estimates of up to $17,974,000 additional investment required to put the properties into full production, payment of any amount to Amador United for its net profits interest will only occur after the Lincoln Project has generated gross revenues in excess of the amount invested. Lease royalties burdening the Lincoln Project properties are in addition to Amador United's net profits interest.

In connection with SRRI's transfer of interests in the Lincoln Project to USE and Crested at formation of the SGV, and thereafter upon USE's and Crested's acquisition of SRRI's remaining interests in SGV due to default by SRRI, Amador United was provided notice of its right of first refusal to acquire such interests for amounts equal to USE's and Crested's advances to SRRI. Amador United has made technical objections to the notices given, however, USE and Crested believe these objections are without merit.

In fiscal 1992, USE and Crested expended $2,537,400 on SGV for mine development, mining and processing bulk samples of mineralization, project permitting costs, holding costs, and related general and administrative costs, which amount includes advances by USE and Crested to cover SRRI's share of such costs. In fiscal 1993 and 1994, SGV spent $1,266,500 and $1,088,536, respectively, for exploration and feasibility work to further delineate the Lincoln, Comet and other zones, and for land holding, permitting and related costs. All expenditures were funded by USE and Crested, including SRRI's share of such costs. To Prospectus date, Sutter Gold (and predecessor SGV) has spent over $12,100,000 to acquire the Lincoln Project, and on mine development, exploration and feasibility work, permitting and mill equipment.

GEOLOGY AND RESERVES. The minerals consulting firm Pincock, Allen & Holt ("PAH") has prepared a prefeasibility study on the Lincoln Project. PAH reviewed core drilling data on the Lincoln Zone on 100-foot centers from the surface, and drilling on the Comet Zone from both surface and underground. PAH also reviewed data from drilling on the Keystone Zone from surface on 200-foot centers. Total data is from 162 exploration core holes (surface and underground), with total footage of 64,700 feet. PAH based its estimate of proven reserves on mineralized material within 25 feet of sample information; probable reserves were based on material
located between 25 and 50 feet of sample information.   In nearly
all cases, the veins (approximately 17 in number, though at some points several veins appear to briefly converge) in the three areas sampled are believed by PAH to extend well beyond these limits.

Using a cutoff grade of 0.25 ounces of gold per ton in place, PAH estimates the Lincoln Project contains 194,740 tons of proven and probable reserves grading 0.57 ounces of gold per ton. If operating economics indicate a lower cutoff grade is feasible, the amounts of reserves would increase.

In fiscal 1992, SGV mined 8,000 tons of material (including waste rock and low grade mineralization) out of drifts and raises off the Stringbean Alley decline (see "Permits and Future Plans", below) in a bulk sampling program to test mining techniques and milling recoveries. Milling results indicated at least 94 percent of the gold in the ore should be recoverable with gravity, flotation and cyanidation milling circuits (1,400 ounces of gold were recovered in this program). Subsequent metallurgical tests by the engineering firm Brown & Root, Inc. (using test data from the Lincoln Project developed by Hazen Research, Inc.) indicate mill recovery should be in excess of 96 percent. PAH believes the recovery rate should be between 93 and 95 percent.

The geology within the Lincoln project is typical of the historic Mother Lode region of California, with a steeply dipping to vertical sequence of metavolcanic and metasedimentary rocks hosting the gold-bearing veins. Depending on location along the strike length on the vein systems, the gold-bearing veins are slate, metavolcanic greenstone, or an interbedded unit of slates and volcanics. The Lincoln Project covers over 11,000 feet of strike length along the Mother Lode vein systems.

PERMITS AND FUTURE PLANS. In August 1993, the Amador County Board of Supervisors issued a Conditional Use Permit ("CUP") allowing mining of the Lincoln Mine and milling of production, subject to conditions relating to land use, environmental and public safety issues, road construction and improvement matters, and site reclamation. The permit will allow construction of the mine and mill facilities in stages as the project gets underway, thereby reducing initial capital outlays. Additional permits (for road work, dust control and construction of mill and other surface improvements) will be applied for in due course.

Initial mining using standard cut-and-fill overhead stoping techniques, is planned for the Lincoln and Comet Zones, by an existing 15 feet by 12 feet by 2,800 feet decline (the Stringbean Alley decline), which runs from the surface down through the Comet and into the Lincoln Zone. This decline was developed by Meridian Minerals. Screened tailings from the mill flotation circuit will be used to back-fill the stopes and stabilize the wall rocks; this recycling will also greatly reduce the volume of tailings going into the tailings ponds. In the pre-production stage, the Stringbean Alley decline will be extended down to 750 feet, then a drift driven back horizontally along the 750 foot level (above sea level).

The CUP requires that within 18 months after operations start up, a new decline (to be named the Lincoln Decline) will have to be completed running for 1,850 feet from the surface at the mill site (1,340 feet above sea level) down to a new drift to be driven at the 1,000 foot (above sea) level; the new decline will be used for access of mining personnel and supplies to the underground workings, as well as permit ore haulage up the decline by conveyor, thus eliminating surface ore haulage from mine portal to the mill.

Concurrently with production mining, Sutter Gold intends to maintain an aggressive underground development program to delineate (on an on-going basis) two to three years of developed ore in sight.

Sutter Gold may require up to $17,974,000 financing to construct the mill and prepare the mine for full scale production, and for interim holding costs. The mill design has been reviewed by PAH, and Sutter Gold expects to follow PAH's recommendations in building the recovery circuits. The mill will be constructed to allow a 500 ton per day operations, but initially equipped so as to handle 300 tons per day throughput. Exclusive of attached lab and other support facilities, the central mill building is expected to cover approximately 20,000 square feet, and will be constructed with interior mezzanine levels to hold different banks of equipment. Adequate power is available at the boundaries of the Lincoln Project from the local utility; water also is available from a utility if needed, although the Lincoln Mine is expected to produce adequate water for mining and milling operations.

MOLYBDENUM

As holders of royalty, reversionary and certain other interests in properties located at Mt. Emmons near Crested Butte, Colorado, USE and Crested have received annual advance royalties of 50,000 pounds of molybdenum, or cash equivalent (one-half to each), starting in fiscal 1990, pursuant to agreements for sale of interests in the Mt. Emmons properties to AMAX. The properties were acquired in the 1970s, and sold to AMAX in 1980. AMAX delineated a deposit of molybdenum containing approximately 146 million tons of mineralization averaging 0.43% molybdenum on the properties, making the deposit one of the world's largest known primary molybdenum deposits.

Advance royalties are paid in equal quarterly installments, until:
(i) commencement of production; (ii) failure to obtain certain licenses, permits, etc., that are required for production; or (iii) AMAX's return of the properties to the USE and Crested. During fiscal 1994, USE recognized $126,800 of advance royalty revenue under this arrangement. These royalties are shown in the Statements of Operations as a component of gains from restructuring mineral properties agreements. See Note F to the audited USE Consolidated Financial Statements. The royalty payments reduce the operating royalties (six percent of gross production proceeds) which would otherwise be owed by AMAX in the event of production. There is no obligation to repay the advance royalties, if the property is not placed in production. AMAX is to pay $2,000,000 to USE and Crested (one-half to each), if the Mt. Emmons properties are put into production.

In fiscal 1995, USE and Crested reached agreement with AMAX (now Cyprus Climax) to forego six quarters of advance royalties (starting fourth quarter calendar 1994) for full payment for real estate in Gunnison, Colorado owned by AMAX and the subject of a purchase option held by USE and Crested. The option exercise price was valued at $266,250.

Also as part of the original AMAX transaction, interest free loans were made to USE and Crested. These loans were fully amortized by the end of the first quarter of fiscal 1994 (see Notes F and G to the audited USE Consolidated Financial Statements. In the event AMAX sells its interest in the properties, USE and Crested would receive 15 percent of the first $25,000,000 received by AMAX.

PARADOR MINING (NEVADA)

USE and Crested are sublessees and assignees from Parador Mining Co., Inc. ("Parador"), on certain rights under two patented mining claims located in the Bullfrog Mining District of Nye County, Nevada. The claims are immediately adjacent to and part of a gold mine operated by Bond Gold Bullfrog, Inc. ("BGBI"), a non-affiliated third party. They have also been assigned certain extralateral rights associated with the claims and certain royalty rights relating to a prior lease on those properties. The lease to USE and Crested is for a ten year primary term, is subject to a prior lease to BGBI on the properties, and allows USE and Crested to explore for, develop and mine minerals from the claims. If USE and Crested conduct activities on the claims, they are entitled to recover costs out of revenues from extracted minerals. After recovering any such costs, USE and Crested will pay Parador a production royalty of 50 percent of the net value of production sold from the claims.

USE, Crested and Parador have informed BGBI that payments are owed to them pursuant to extralateral rights on the claims. BGBI in turn has initiated legal proceedings to establish the rights of the various parties in the claims. Thereafter, Parador notified BGBI that it had defaulted in its lease and terminated the lease. BGBI denies that it has defaulted. See "Legal Proceedings".

OIL AND GAS

FORT PECK LUSTRE FIELD (MONTANA). USECC conducts oil production operations at the Lustre Oil Field on the Ft. Peck Indian Reservation in north-eastern Montana; five wells are producing, and USE and Crested receive a fee based on oil produced. USE is the operator of record. No further drilling is expected in this Field.

This fee and certain real property of USE and Crested, have been pledged or mortgaged as security for a $1,000,000 line of credit from a bank.

ENERGX, LTD. FORT PECK GAS PROJECT. ENERGX, LTD., a Wyoming corporation and a subsidiary of USE and Crested formed in fiscal 1994, signed on October 29, 1993 an "Agreement Between The Assiniboine and Sioux Tribes of the Fort Peck Indian Reservation and ENERGX, LTD. to Explore, Develop and Produce Shallow Gas."
This Agreement has been approved by the Secretary of the Interior and the United States Bureau of Indian Affairs. ENERGX intends to drill and test three exploratory wells, and otherwise develop the area, with NuGas Resources (see below). If ENERGX determines there is potential for a natural gas field, ENERGX (and NuGas) will have exclusive exploration rights for shallow gas (down to the top of the Muddy formation, approximately 4,000 feet) on approximately 325,000 acres of tribal mineral lands on the Reservation for a period of five years, and for successive five year terms, provided ENERGX drills another five exploration wells during each term. The first three dry holes would be at ENERGX sole expense (and now will be funded by NuGas-see below).

Proceeds from production will be allocated to ENERGX (and now NuGas-see below) for all wells' drilling and completion expense (except for the initial three dry holes), lease operating expenses, gas gathering and compression facilities, capital and operating costs. Net revenues will be allocated 40 percent to the Tribes and 60 percent to ENERGX. Pursuant to United States Law, only the Tribes may own beneficial interests in reservation minerals; ENERGX' share of net revenues is compensation for operating services. The Tribes also own 10 percent (nondilutable) of ENERGX common stock.

Two major gas transmission systems cross the Fort Peck reservation (Northern Border and Williston Basin).

The Fort Peck tribal lands are believed to contain significant shallow gas deposits, analogous to the Bowdoin Gas Field (eastern Montana) and other Cretaceous age gas producing reservoirs in the Northern Great Plains Gas Province. Numerous wells drilled for deep oil on the Fort Peck tribal lands have documented shallow gas shows. However, no reserves have been established for the acreage subject to the Agreement with ENERGX.

     NUGAS AGREEMENT. By the Joint Venture Agreement ("JVA") of July 18, 1994, NuGas Resources (U.S.) Inc., Calgary, Alberta, Canada will drill and complete (or abandon) at NuGas' sole expense, eight exploratory shallow gas wells on the Fort Peck Reservation (three before December 31, 1994, and five more by July 1, 1996), to earn a one-half interest in ENERGX' rights under the Fort Peck Shallow Gas Agreement (see above). Well gathering, gas dehydration and related equipment costs will be shared equally by NuGas and ENERGX. ENERGX Will be carried for the first eight exploratory wells (see below).

NuGas has contributed $100,000 to pay for costs of acquiring leases and easements on non-Tribal lands contiguous to Tribal lands, so as to assemble adequate sized drilling units for the first three exploratory wells. Due to the unexpected complexity of assembling the necessary land packages, NuGas and ENERGX have postponed the drilling of the initial exploratory wells until the summer of 1995.

NuGas and ENERGX each will receive 50 percent of proceeds from gas produced and sold out of the initial eight wells, until NuGas receives 50 percent of such wells' drilling, completion, geological and equipping costs; thereafter, distributions will be shared 30 percent each to NuGas and Energx, and 40 percent to the tribes pursuant to the Fort Peck Shallow Gas Agreement. NuGas will not be entitled to recoup any of drilling and geological costs related to up to three dry holes drilled in the initial eight well drilling program. All activities after the initial exploration drilling program will be funded equally by NuGas and ENERGX.

ENERGX received $200,000 under the JVA as a prospect generation fee, and will be the operator of the initial exploration program.

NuGas is a subsidiary of a Toronto Stock Exchange company with substantial experience in shallow gas exploration and production, principally in the northern plains states and Canada, where the company currently operates more than 450 shallow gas wells and produces 25,000,000 cubic feet of gas per day.

     POWDER RIVER BASIN. ENERGX holds by lease approximately 960 acres of coalbed methane rights in the Powder River Basin, Campbell County, Wyoming, having drilled two coalbed methane stratigraphic test wells, and four production wells to test for and produce coalbed methane. Casing has been set in each of the four coalbed methane wells. The coal is expected to produce commercial quantities of methane, once the hydrostatic pressure is reduced by pumping water out of the coalbed formation.

One of the four wells is on water pump. Until methane production commences, methane reserves cannot be reliably estimated.

     WIND RIVER BASIN. Approximately 38 sections (25,000 acres) of BLM leases (10 year term) in Fremont County, WY are now held by ENERGX, believed to be prospective of shallow coalbed methane and conventional stratigraphic natural gas and oil deposits. Acreage in this part of the County has been leased by major oil and gas companies in the past, but very little of the acreage has been drilled. ENERGX may negotiate farmout arrangements with other companies to test the acreage (two large independent oil and gas exploration and production companies have acreage near ENERGX's positions).

ENERGX operations to date have been funded with USECC equity investments and advances, and transaction revenue (the NuGas prospect generation fee). Future operations are to be funded by a combination of private equity financing by ENERGX, and by industry and private investor participants on prospects.

COMMERCIAL AND CONSTRUCTION

USE owns varying interests, alone and with Crested, in affiliated companies in manufacturing and retailing, real estate, transportation, and engineering businesses. The affiliated organizations include Brunton, Western Executive Air, Inc. ("WEA"), Four Nines Gold, Inc. ("FNG"), and Plateau through its wholly-owned subsidiary Canyon Homesteads, Inc. Activities of these subsidiaries and USE in these business sectors include a variety of real estate operations (ownership and management of a commercial office building, which includes the quarters where USE executive offices are located, ownership and management of a trailer home park in Riverton, Wyoming, and ownership and management of town sites and a motel facility in Ticaboo, Utah). WEA owns and operates an aircraft fixed base operation with fuel sales, charter planes and flight school in Riverton, Wyoming. Manufacturing and marketing of recreational products and professional engineering products are carried on through Brunton. FNG provides civil engineering contracting primarily for large concrete structure and pipe work in municipal sewage systems, irrigation systems and other water control projects.

MANUFACTURING

BRUNTON

Brunton operates in the industry segment of manufacture and sales of outdoor professional and sporting products. All common stock of Brunton except for shares previously owned by USE was acquired as of May 1994, in exchange for 276,470 registered common shares of USE.

Brunton is the manufacturer of the original Brunton pocket transit (developed by D.W. Brunton in 1884), and has been manufacturing and marketing pocket transits to the professional surveying, mining, geology and military markets world wide since 1972 when the product line was purchased from a Denver company and moved to Riverton, Wyoming.

Brunton also manufactures and sells a line of sporting compass products, and imports and distributes optical products and Lakota
cutlery, having acquired Lakota cutlery in 1982.   These products
are marketed through traditional sporting goods channels by distributors, catalog houses, retailers and chain stores nationally and internationally. Additional markets include ad specialty, military and the U.S. government. A majority of the products are marketed as quality items commanding premium prices.

Brunton sales for fiscal 1994 (compared to fiscal 1993) by product line were: 35 percent (44 percent) sporting compasses; 26 percent (26 percent) professional products; 27 percent (21 percent) optical products; and 7 percent (9 percent) cutlery. The balance of 1994 revenues were from interest income, paint shop custom work, and warranty service.

No customer accounted for more than 10 percent of Brunton sales in any of the three fiscal years ended May 31, 1994. Major customer revenue contributions within product lines are discussed below.

Brunton has 34 full-time employees and 5 part-time employees, none under collective bargaining agreements. Employee relations are considered satisfactory.

     PROFESSIONAL PRODUCTS

     POCKET TRANSITS AND ACCESSORIES. Brunton is a manufacturer of pocket transits. This instrument is a hand-held compass with a mirrored protective cover and long bar sight, capable of calculating both horizontal (compass bearings) and vertical
(inclination) angles. Primary advantages of the pocket transit include small size and accuracy.

Several versions of this instrument are produced to satisfy the needs of civil engineers, mining engineers, archaeologists, foresters, geologists and military personnel. Many units are waterproof. Numerous product options, high quality and ready serviceability separate Brunton instruments from its competition. Suggested retail price for the pocket transit range from $187 to $263 per unit. Brunton also manufactures and sells non-magnetic tripods and field accessories to the foregoing consumer groups.

     MARKETING. Professional products are sold on a direct basis to 275 wholesale dealers, distributors and catalog supply houses throughout the world. In addition, Brunton markets professional products to the U.S. government (GSA) and military organizations including the U.S. Army.

     COMPETITION. Brunton faces competition for its pocket transits with look-a-like models manufactured in the far east by companies substantially larger than Brunton who include their competing unit as one of several surveying type instruments available from the company. Despite larger competitors, and despite somewhat higher prices for Brunton pocket transits, management believes Brunton holds a consistent estimated 80 percent United States market share for the pocket transit market. This is due to name brand recognition, highest quality workmanship, excellent wholesale and consumer service and consistent advertising programs.

     SEASONALITY. Sales of pocket transits are seasonal with increased sales in the spring and summer due to minerals exploration and college/university field exercises. Brunton currently seeks to increase penetration of South American markets to counter seasonality of North American sales.

     MAJOR CUSTOMERS. One customer (Forestry Suppliers, Inc., a catalogue supplier) accounted for 10 percent of professional product sales in fiscal 1994 (15 percent in fiscal 1993). Loss of this customer would not have a material adverse effect on Brunton.

     SPORTING PRODUCTS

There are three lines of Brunton sporting products: compasses, optics and cutlery. Compasses and optics are marketed under the Brunton name; cutlery is marketed under the Lakota label.

     COMPASSES. Brunton map compasses were first introduced in 1979 to the general sporting goods market. To the best of management's knowledge, Brunton compasses continue to be the only 100 percent made in USA map compasses. A complete priced line of compasses (22 different models) is offered, with a suggested retail price range of $3.99 to $264, and are used by virtually any type of outdoors person, from hunters to backpackers, boaters to mountain climbers. All sporting compasses are liquid damped, which means that the compass housing contains a clear oil-based fluid to dampen the action of the magnetic needle, which allows for quicker and more accurate instrument readings.

     OPTICS. Brunton optics include a range of high quality binoculars and monoculars, which are manufactured primarily in Japan and Korea to Brunton specifications. Brunton optical products are targeted to wholesale accounts that market to quality conscious consumers willing to pay premium prices for quality optical products. Additional features are found on its optics, including upgraded lenses and prisms, fully-coated optics, long eye relief (so eyeglass wearers can enjoy full field of view), and lens coatings (to significantly reduce both ultraviolet (UV) and infrared (IR) light from entering the product). Suggested retail prices for the 11 standard optical products range from $129 to $389.

Substantially all optics are manufactured for Brunton by one Japanese firm. Although the services of such firm could be replaced if necessary, attendant delays would adversely impact Brunton and could result in eroding market share. Relations between such firm and Brunton are considered excellent. However, continued erosion of the dollar against the yen could lead to price increases which may be difficult for Brunton to pass along to customers.

     CUTLERY. Lakota cutlery offers high quality cutlery for the outdoors person, with models that include unique lockback and fixed blade designs. Lakota cutlery is manufactured in Japan by quality conscious subcontractors. Leather sheaths and packaging are assembled at Brunton headquarters. A majority of Lakota designs are for hunters, campers and fishermen. Twenty models are currently in the Lakota line, with a suggested retail price range of $32 to $155.

The current cutlery manufacturer could be replaced if necessary, although Brunton would be adversely affected depending on the lead time required for a new firm to come on line.

     MARKETING. All Brunton sporting products are distributed throughout the United States and overseas markets by its direct sales force and manufacturers sales representatives, to over 1,000 retailers, including sporting goods retailers, mass merchants, catalog houses, cutlery shops, and certain U.S. Army/Navy PX stores. In addition, Brunton sells some of nearly every model of its products to corporations and other organizations for promotional purposes, premium and employee gift award programs, and corporate identity programs.

In fiscal 1994, foreign sales represented 14 percent of sales (all lines), and sales in the United States represented 86 percent of sales. These percentages are not expected to change materially in fiscal 1995.

     COMPETITION. Competition in the compass line is provided by several foreign firms, including Silva in Sweden and Suunto in Finland. Brunton is unable to determine its market share for compass sales, as data therefor is unreliable, but believes it is a substantial competitor in the United States. Silva and Suunto are believed to have larger market shares in the United States compass market; such companies are believed to have resources substantially greater than Brunton.

Lakota cutlery faces competition from over ten competitors, all of which have larger United States market shares and greater marketing and other resources than Brunton.

Brunton optical products compete with products from at least ten other firms, all of which have a larger percentage of the United
States binocular market. Most of these competitors have substantially greater marketing and other resources.

     SEASONALITY. All Brunton sporting products experience seasonal sales, with stronger sales in July through December and declining in January and February.

     MAJOR CUSTOMERS. Two national discount chains accounted for approximately 21 percent of compass sales in fiscal 1994, compared to 20 percent in fiscal 1993. Sales to one catalogue supplier represented 18 percent of optical product sales in fiscal 1994, compared to 35 percent in fiscal 1993. Sales to one catalogue supplier represented 13 percent of cutlery sales in fiscal 1994. The preceding percentages have not changed materially to date in fiscal 1995.

Loss of any one of the major customers would not have a material adverse effect on Brunton, however, loss of more than one in any one product line could cause significant market share loss.

     Intellectual Property

Brunton currently holds United States utility patent Nos. 4,175,333 (expires 2005), covering its pocket transit, and 5,079,846, covering a liquid-type survival compass (expires 2009). Eight other United States utility patents are held which cover different compass constructions, expiring 1993 to 1994, and one United States utility patent (4,578,864) is held on a cutlery model (expires
2002).

Five United States design patents are held on compasses and cutlery, which expire between 1998 and 2004.

Foreign patent protection in certain countries (principally Canada and Europe) has been obtained on a limited number of products.

United States patent applications are filed for significant new products, as developed. No notice of adverse determinations has been received with respect to pending applications.

REAL ESTATE

WYOMING PROPERTIES. USECC owns a 14-acre tract in Riverton, Wyoming, with a two-story 30,400 square foot office building (including underground parking). The first floor is rented to affiliates, nonaffiliates and government agencies; the second floor is occupied by USE and Crested and is adequate for their executive offices. USECC also owns and operates Wind River Estates, a 100-unit trailer park on 19.7 acres in Riverton. The preceding two properties are mortgaged to the State of Wyoming as security for future reclamation work on the SMP properties.

USECC owns a fixed base aircraft operation at the Riverton Municipal Airport, including a 10,000 square foot aircraft hangar and associated offices and facilities. This operation is located on land leased from the City of Riverton, for a term ending December 16, 2005, with an option to renew on mutually agreeable terms for five years. The annual rent is presently $1,156 (adjusted annually to reflect changes in the Consumer Price Index), plus a $0.02 fee per gallon of fuel sold.

USE and Crested own 18 undeveloped lots on 26.8 acres of the Wind
River Airpark near the Riverton Municipal Airport, and three mountain sites covering 16 acres in Fremont County, Wyoming.

USECC owns various buildings, 600 city lots and other properties at the Jeffrey City townsite in south-central Wyoming. More than 4,000 people resided in Jeffrey City in the early 1980s, when the nearby Crooks Gap and Big Eagle uranium mining projects were active. The townsite may be utilized for worker housing as the Jackpot Mine and Sweetwater Mill are put into operation.

USE owns five city lots and a 20-acre tract with improvements including two smaller office buildings and three other buildings with 19,000 square feet of office facilities, 5,000 square feet of laboratory space and repair and maintenance shops containing 8,000 square feet, all in Riverton, Wyoming.

COLORADO PROPERTIES. In connection with the AMAX transaction for the molybdenum properties near Crested Butte, Colorado, USECC acquired an option from AMAX (now Cyprus Climax) to purchase (until June, 2002) approximately 57 acres for $200,000 in Mountain Meadows Business Park, Gunnison, Colorado. The property is zoned commercial and industrial, and is adjacent to Western State College. In fiscal 1995, USECC and Cyprus Climax agreed on exercise of the option by foregoing six quarters of advance royalties from Cyprus Climas (the option purchase price was $200,000). See "Molybdenum" above.

Thereafter, USE (together with Crested) signed option agreements with Pangolin Corporation, a Park City, Utah developer, for sale of the 57 acres, and a separate parcel owned in Gunnison County, Colorado. If both options are exercised, the combined purchase price is US$1,851,920. The acreage is not encumbered.

The first option (exercised in February, 1995) was for the 57 commercial and noncommercial zoned acres in the City of Gunnison, Colorado; the purchase price was $970,300. Pangolin has paid $345,000 cash and $625,300 by its three year nonrecourse promissory note. 19.25 acres have been deeded to Pangolin; the remaining acreage secures the note, and will be released to the buyer against principal payments on the note as development (mixed commercial and residential) advances.

The second option covers 472.5 acres of ranch land northwest of the City of Gunnison, Colorado (purchase price $851,920). Pangolin has paid $10,000 for the option; on option exercise and closing, Pangolin will pay $40,000 in cash and $801,920 by two nonrecourse promissory notes (each with principal and unpaid interest due on the third anniversary of closing). At closing, 22.19 acres will be deeded to Pangolin; different parcels of the remaining acreage will secure the notes, and be released for principal payments in the course of development. The option expiration date of February 20, 1995 is being extended on a monthly basis in anticipation of exercise and closing within fiscal 1995.

Both notes ($150,000 and $651,920) will require annual payments of accrued interest: the larger note accrues interest at 7.5 percent; the initial interest rate on the smaller note is 7.5 percent for 90 days after closing if all principal and interest is paid by the ninetieth day, and 12 percent thereafter (with a $35,000 principal payment on the first anniversary). Separately, the Company (and Crested Corp.) are negotiating a possible joint venture residential lot development of an 88 acre parcel northwest of Crested Butte, Colorado, previously the site of anthracite coal mining. No agreement has been signed to date on this parcel.

UTAH PROPERTIES. Canyon Homesteads, Inc. (a Plateau subsidiary) owns the Ticaboo Townsite in Ticaboo, Utah. Canyon Homesteads was the majority partner in a joint venture which developed the townsite in the 1980s; subsequent to May 31, 1994, USE acquired the minority interest in the venture from a nonaffiliate.

The townsite is 3.5 miles south of the Shootaring Canyon Mill, and includes a 66 room motel, general store, laundromat facility, 98 home sites, 151 mobile home sites, and 26 recreational vehicle sites (all with utility access). The townsite is located on a State of Utah lease near Lake Powell. In fiscal 1994, limited capital improvements and a general refurbishing were effected by USE (total costs approximately $400,000). There have been no similar material expenditures in fiscal 1995. USE presently seeks an operator/developer partner for upgrading this asset to a commercial enterprise, located 13 miles from Lake Powell; no agreements have been reached to date.

NET REVENUES BY USE SEGMENT

Minerals and construction operations have accounted for more than 15 percent of USE total revenues in the last three fiscal years.
Percentage contributions by the three USE segments in the last three fiscal years was:

                 Percentage of Net Revenue For Year/Nine Months
Ended

                        Feb. 28,   May 31,   May 31,   May 31,
                          1995      1994      1993      1992

Minerals Operations         3%       50%       53%       26%
Commercial Operations      58%       13%       10%       13%
Construction Operations    13%       30%       22%       46%

See Note I to audited USE Consolidated Financial Statements for information concerning a significant customer in minerals operations. Neither commercial nor construction operations are dependent upon a single customer, or a few customers, the loss of which would have a materially adverse effect on USE.

URANIUM AND MOLYBDENUM MARKET INFORMATION

URANIUM. During recent years there have been several major producers of uranium in the United States (Pathfinder Mines Corporation, Chevron Resources, Uranium Resources Inc., Freeport-McMoRan Resource Partners, L.P., Energy Fuels Nuclear, Inc., Ferrett Exploration, General Atomics and others). There are several major producers in Canada (Cameco, Cogema Canada, Ltd. and Rio Algom); Australia (Energy Resources of Australia and Pancontinental Mining, Ltd.); Africa (Cogema and RTZ's Rossing
unit), and Europe. Many of these operations are in standby mode due to current low prices for U3O8. The market deteriorated as the former Soviet Union, now known as the Commonwealth of Independent States ("CIS"), increased exports to the western uranium spot market, which slowed down the reduction of western inventories.

Uranium is primarily used in nuclear reactors that heat water to drive turbines that generate electricity. There are presently about 425 commercial nuclear power plants worldwide either operating, under construction or on order. Current worldwide consumption is about 150 million pounds of U3O8 per year, but worldwide production is approximately 75 million pounds per year. Published reports indicate that approximately 31 percent of the worldwide nuclear-powered electrical generating capacity is in the U.S., 49 percent is in western Europe, and 14 percent is in the Far East. Although the reactors in western Europe have a greater aggregate generating capacity and fuel usage, the supply of uranium for those reactors has been obtained for relatively long periods, and the market requiring the greatest supply of uranium for the next few years is believed to be the United States. The Asia Pacific region may also develop into a significant uranium consumer, due to announced plans for rapid expansion of nuclear power programs in Japan and Korea.

Pursuant to Suspension Agreements signed in fiscal 1993 between the United States Department of Commerce ("DOC") and certain of the Republics of the Commonwealth of Independent States ("CIS"), to rectify prior damage to domestic United States uranium producers from dumping sales by certain CIS republics of U3O8, all spot sales of U3O8 delivered into the U.S. now reflect quota restrictions on U3O8 imports from the CIS. However, there are provisions which allow certain long-term uranium sales contracts entered into with domestic utilities prior to March 5, 1992, to be grandfathered.

NUEXCO EXCHANGE VALUE. The market related contracts of SMP are based on an average of the Nuexco Exchange Value ("NEV") for 2, 3 or more months before uranium delivery. The high and low NEV reported on U3O8 sales during USE's past five fiscal years are shown below. NUEXCO Exchange Values are reported monthly and represent NUEXCO's judgment of the price at which spot and near term transactions for significant quantities could be concluded. NEVs for fiscal 1993 are higher for U.S. transactions, due to the impact of CIS import restrictions since late 1992. These prices ("US NEV") were reported by NUEXCO for spot sales in the restricted U.S. market.

                               NUEXCO EXCHANGE VALUE
               Years Ended      US $/pound of U3O8
                 May 31,         High         Low

                 1989           15.10        9.85
                 1990            9.80        8.70
                 1991           11.70        8.35
                 1992            9.05        7.75
                 1993           10.05        7.75
                 1994           10.20        9.25

US NEV at March 31, 1995 was $11.15.

On August 31, 1993, NUEXCO made a public release that clarified its definition of the NEV with reference to restricted and unrestricted terminology, so that the restricted market values apply to all products and services delivered in the U.S. as well as non-CIS origin products and services delivered outside the U.S.

In the U.S., uranium is generally supplied to electric utilities under medium to long-term supply agreements, which require deliveries more than one year after entry into the contract. These agreements are designed to provide both the producer-supplier and the customer with comfort as to the amount of uranium desired and the availability of supply at a predictable price. Utilities generally seek supply contracts at least two to three years before their needs occur. It is expected that a large portion of U.S. demand will be secured by electric utilities entering into contracts in the next two to four years. There also is an active spot market, through which approximately 5 to 10 percent of uranium concentrate needs are satisfied.

NUEXCO reports that through the first six months of 1994, U.S. utilities bought 6,300,000 lbs U3O8 in the spot and near term market, and another 11,800,000 lbs. U3O8 was purchased under outstanding long-term contracts. A portion of the spot and near term market sales may have supplied purchases under long-term contracts. While demand in 1994 appears to exceed domestic production, there remains a near-term supply of U3O8 from domestic producers' inventory, and from unrestricted (i.e., not under quotas) foreign producers current production and inventory. USE expects these and other factors (e.g., weapons grade uranium conversions) will contribute to moderate concentrate price increases, which otherwise might be expected from the shortfall of United States production meeting demand, into fiscal 1996, in spite of increasing interest from U.S. utilities in renewing long-term contracts at higher than spot market prices. To date in fiscal 1995, long-term contract prices have increased moderately, and spot prices have increased from $10.20 in fiscal 1994 to $11.15 at March 31, 1995.

MOLYBDENUM

Molybdenum is a metallic element with applications in both metallurgy and chemistry. Principal consumers include the steel industry, which uses molybdenum alloying agents to enhance strength and other characteristics of its products, and the chemical, super-alloy and electronics industries, which purchase molybdenum in upgraded product forms.

The molybdenum market is cyclical with prices influenced by production costs of foreign and domestic competition, world-wide economic conditions, the U.S. dollar exchange rate, and other factors such as the market for end-use products. When molybdenum prices rose dramatically in the late 1970s, for example, steel alloys were modified to reduce reliance on molybdenum. AMAX and Cyprus Minerals Company were the two major primary producers of molybdenum in the United States until late 1993, when the companies merged.

Worldwide demand for molybdenum in 1989 was reportedly 210 million pounds, its highest level ever. However, production for that period was about 233 million pounds, as the industry and prices continue to be affected by co- and by-product production of molybdenum by other metals operations, and by excess capacity of the primary producers. By-product producers of molybdenum (primarily Chilean copper mining companies) dominate the molybdenum market and have a major impact on available supplies. It is unlikely that any new major primary deposits will commence production during fiscal 1995.

Molybdenum prices on the open spot market have increased substantially ($3.35 per pound of molybdic oxide (the refined product) in September 1994, to $10.50-11.50 per pound in April
1995).

RESEARCH AND DEVELOPMENT

USE has incurred no research and development expenditures, either on its own account or sponsored by customers, during the past three fiscal years.

ENVIRONMENTAL

USE operations are subject to various federal, state and local laws and regulations regarding the discharge of materials into the environment or otherwise relating to the protection of the environment, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), and the Comprehensive Environmental Response Compensation Liability Act ("CERCLA"). With respect to mining operations conducted in Wyoming, Wyoming's mine permitting statutes, Abandoned Mine Reclamation Act and industrial development and siting laws and regulations impact USE. Similar laws in California affect Sutter Gold Mining Company operations. Utah statutes will effect Plateau's operations.

To USE's knowledge, it is in compliance with current environmental regulations. To the extent that production by SMP, GMMV or Sutter Gold is delayed, interrupted or discontinued due to need to meet additional provisions which relate to environmental protection, future USE earnings could be adversely affected.

CERTAIN PERMITS, COSTS

A number of legislative proposals and regulations have been introduced in Congress and in the legislative bodies of various states which, if enacted, would significantly affect the minerals industry. For example, in fiscal 1993 the Mining Law of 1872 was revised to change methods of acquiring and maintaining mining claims on public lands, by requiring the payment (two years in advance) of an annual fee of $100 per claim for assessment rather than performing $100 worth of work on each unpatented mining claim.

This law already has affected USE, as a number of unpatented claims were dropped in fiscal 1993 due to high holding costs. A limited number of such claims are currently held.

Status and estimated future costs for permits not previously disclosed in this Report follow:

CROOKS GAP. An inoperative ion exchange facility at Crooks Gap currently holds a NRC license for possession of uranium operations byproducts. To date, a notice of minor violations was received from the NRC, which USE has resolved. USE has applied to the NRC for permission to decommission and decontaminate the plant, dispose low level waste into the Sweetwater Mill tailings cell, and keep intact such of the facility as does not require dismantling. Costs for this two year effort (once approved by the NRC) are not expected to exceed $150,000.

SMP. USE and Crested are not required to make additional expenditures to comply with provisions of the mine permit and licenses and to protect the environment at SMP, however, included in general and administrative expenses are expenditures related to preparation and filing of reports on maintaining the properties in compliance with environmental regulations.

GMMV. During the twelve months ending May 31, 1995, it is anticipated that expenditures by GMMV to comply with provisions of the mine permits and licenses, or otherwise to protect the environment, will be approximately $200,000, 50 percent of which will be for capital expenditures.

SUTTER GOLD. In fiscal 1994, Sutter Gold spent approximately $90,000 to build an underground mine water treatment and surface disposal plant, in compliance with California environmental regulations. This plant will be adequate for future mine water treatment needs, even after the Lincoln Mine is put into production.

A significant amount of the total capital requirements to put the Lincoln Mine into production, will pay for road construction, tailing ponds, mill circuit design and other capital items which are required by the conditional use permit from the Amador County Board of Supervisors.

Actual costs for compliance with environmental laws may vary considerably from estimates, depending upon such factors as changes in environmental regulation (e.g., the new Clean Air Act), and conditions encountered in minerals exploration and mining.

With respect to environmental compliance expenditures by GMMV, there ultimately will be an effect on USE earnings since GMMV operations will be accounted for by the equity method. GMMV's expenses for compliance with environmental laws (as well as other matters) are not expected to materially affect USE from a cash flow standpoint during the next two years, as Kennecott will fund the first $50,000,000 of costs of GMMV. USE does not anticipate that expenditures of SMP, GMMV and SGV to comply with laws regulating the discharge of materials into the environment, or which are otherwise designed to protect the environment, will have any substantial impact on the USE's competitive position.

EMPLOYEES

USE has 52 full-time employees. Crested uses approximately 50 percent of the time of USE employees, and reimburses USE accordingly. Payroll expense has been shared by USE and Crested since 1981.

MINING CLAIM HOLDINGS

The majority of mining properties owned by USE and/or by USECC are unpatented mining claims, valid title to which depends upon numerous factual matters. Due to changes in the 1872 Mining Law, USE and/or its co-venturers had the obligation to pay a rental fee of $200 per claim for years ending on September 1, 1993 and 1994 by August 31, 1993, and thereafter $100 annual per claim in order to preserve the right to possession of unpatented mining claims. Due to these changes in the 1872 Mining Law, USE dropped a large number of claims to reduce holding costs. In addition to annual rental fees, there are technical requirements which must be met to establish a valid mining claim. Satisfaction of these technical requirements cannot be assured.

As a result of the above changes in 1872 Mining Law, title to the unpatented lode mining claims held by GMMV and SMP on the Wyoming uranium properties now are maintained by annual filings with the BLM of $100 per claim. Such claim filings are current.

                      USE LEGAL PROCEEDINGS

CONCERNING SHEEP MOUNTAIN PARTNERS

ARBITRATION. On June 26, 1991, CRIC submitted certain disputed matters concerning SMP to arbitration before the American Arbitration Association in Denver, Colorado, to which USE and Crested filed a responsive pleading and counterclaim alleging violations of contracts and duties by CRIC related to SMP. CRIC asserted that USE and Crested, d/b/a/ USECC, were in default under the SMP partnership agreement ("SMP Agreement"). Prior to initiation of arbitration proceedings, USE and Crested had notified CRIC it was in default under the SMP Agreement. The issues raised in the arbitration proceedings were generally incorporated in the Federal proceedings (see below), wherein the U.S. District Court of Colorado stayed further proceedings in arbitration. See "Stipulated Arbitration", below.

FEDERAL PROCEEDINGS. On July 3, 1991, USE and Crested ("plaintiffs") filed Civil Action No. 91-B-1153 in the United States District Court for the District of Colorado against CRIC, Nukem, Inc. ("Nukem"), and various affiliates of CRIC and Nukem (together, the "defendants"), alleging that CRIC and Nukem misrepresented material facts to and concealed material information from the plaintiffs to induce their entry into SMP Agreement and various related agreements. Plaintiffs also claim CRIC and Nukem have wrongfully pursued a plan to obtain ownership of the USE-Crested interests in SMP through various means, including overcharging SMP for uranium "sold" to SMP by defendants. Plaintiffs further allege that defendants refused to provide a complete accounting with respect to dealings in uranium with and on behalf of SMP, and that certain defendants misappropriated SMP property, and engaged in other wrongful acts relating to the acquisition of uranium by SMP.

Plaintiffs requested that the court order rescission of the SMP Agreement and related contracts, and ask the court to determine the amounts payable to CRIC by USECC as a result of any such rescission order to place the parties in status quo. USE and Crested also requested that the court order defendants to make a complete accounting to them concerning the matters alleged in the Amended Complaint. They requested an award of damages (including punitive, exemplary and treble damages, interest, costs and attorneys' fees) in an amount to be determined at trial. Plaintiffs had further requested imposition of a constructive trust on all property of SMP held by defendants, and on profits wrongfully realized by defendants on transactions with SMP.

The defendants filed various motions, an answer and counterclaims against plaintiffs, claiming plaintiffs had misappropriated a partnership opportunity by being involved with Kennecott on the Green Mountain uranium properties. Defendants also requested damages (including punitive, exemplary and treble damages, interest costs and attorney fees).

STIPULATED ARBITRATION. In fiscal 1994, the plaintiffs and defendants agreed to proceed with exclusive, binding arbitration before a panel of three arbitrators with respect to any and all post-December 21, 1988 disputes, claims and controversies (including those brought in the 1991 arbitration proceedings, the Colorado State Court proceeding (see below), and the U.S. District Court proceeding), that any party may assert against the other. Each party may file or amend its claims in the arbitration proceeding, to assert all claims it believes it has. All pre-December 21, 1988 claims, disputes and controversies pending before the U.S. District Court have been stayed by stipulation between the parties, until the arbitrators enter an order and award in the arbitration proceeding.

In connection with agreeing to proceed to arbitration as stated above, the plaintiffs have affirmed the Sheep Mountain Partners partnership, and are proceeding on common law damages and other claims in the arbitration. Approximately $8.6 million cash, comprising part of the damages claimed by plaintiffs, has been placed in escrow by agreement of the parties pending resolution of the disputes. Plaintiffs are claiming additional substantial amounts of damages.

The arbitration evidentiary proceedings were completed in June
1995, and the award of the arbitrators is expected in calendar
1995.  As in most litigation, there is no assurance of the outcome.

COLORADO STATE COURT PROCEEDING. On September 16, 1991, plaintiffs filed Civil Action No. 91CV7082 in Denver District Court, seeking reimbursement of $85,000 per month from the spring of 1991 for maintaining the SMP underground uranium mines at Crooks Gap on a standby basis. On behalf of SMP, CRIC filed an answer, affirmative defenses and a counterclaim against plaintiffs. Plaintiffs filed a motion for summary judgment; the court denied the motion and stayed all proceedings pending resolution of the Federal proceeding, which in turn have been stayed through arbitration (see "Stipulated Arbitration" above).

BGBI LITIGATION PARADOR

On July 30, 1991, Bond Gold Bullfrog, Inc. ("BGBI") filed Civil Action No. 11877 in the District Court of the Fifth Judicial District of Nye County, Nevada, naming USE, Crested, USECC, Parador and H. B. Layne Contractor, Inc. ("Layne"), as defendants. The complaint primarily concerns extralateral rights associated with two patented mining claims owned by Parador and initially leased to a predecessor of BGBI. USE and Crested assert certain interests in the claims under an April 1991 assignment and lease with Parador, which claims are in and adjacent to BGBI's Bullfrog open pit and underground mine. The Bullfrog Mine reportedly produced approximately 220,000 ounces of gold in 1990, 199,000 ounces of gold in 1991, and 323,800 ounces of gold in 1993.

The BGBI complaint alleges Layne owns 20 unpatented mining claims adjacent to or in the vicinity of the subject claims, which 20 claims are allegedly under lease by Layne to BGBI. BGBI seeks a declaratory judgment on any extralateral rights of defendants to the various claims at the Bullfrog Mine. Parador, USE and Crested had previously advised BGBI that they are entitled to royalty payments with respect to extralateral rights of the subject claims on minerals produced at the Bullfrog Mine, claiming that the lode or vein containing the gold mineralization apexes on the Parador claims and dips under the Layne claims.

BGBI also seeks quiet title to its leasehold interest in the subject claims, alleging that the lease thereof to USE and Crested is adverse to the interest claimed by BGBI, and that the assertions by USE and Crested of an interest in the claims have no foundation.

BGBI seeks a determination that USE and Crested have no rights in the Claims, and an order enjoining USE and Crested from asserting any interest in them. BGBI further claims that in attempting to lease an interest in the subject claims to USE and Crested, Parador breached the provisions of its lease to BGBI, and that Parador is responsible for the legal fees and costs incurred by BGBI in the quiet title action which may be offset against royalties. Under an arrangement to pay certain legal expenses of Parador, USE and Crested may be responsible for any such amounts.

BGBI alleges that by entering into the Assignment and Lease of Mining Claims with Parador, USE and Crested disrupted the contractual relationship between BGBI and Parador. In addition, BGBI claims that the USECC-Parador agreement slanders BGBI's title to the Claims. BGBI seeks compensatory damages from Parador, USE and Crested; punitive damages from USE and Crested; and costs and other appropriate relief from Parador, USE and Crested, all in amounts to be determined.

USE and Crested believe that they have rightfully acquired interests in extralateral rights concerning the subject claims, and have filed an answer, counterclaim against BGBI and cross-claim against Layne asserting rights to royalties and other obligations due from BGBI.

The parties have held discovery conferences and exchanged exhibits and scheduled depositions. USE and Crested filed a motion for summary judgement, which was denied. This litigation is not anticipated to have a material adverse impact on USE, regardless of its outcome. If USE's position concerning extralateral rights is sustained, substantial additional revenues and income may be received by USE and Crested. Trial on the issue of extralateral rights is scheduled for July 1995.

CONCERNING ILLINOIS POWER

On October 29, 1993 Illinois Power Company ("IPC") filed Civil Action No. 93-2247 in United States District Court, Central District of Illinois, naming USE, Crested, USECC, CRIC, Nulux Nukem Luxemburg GmbH (NULUX), Dresdner Bank, and SMP, seeking a declaratory judgment that IPC was entitled to terminate the 1988 uranium supply contract between IPC (a utility) and USECC. Under this contract, IPC agreed to purchase 1 million pounds of uranium by increments from 1990 to 2000. Contract prices started at $20.00 per pound plus escalator provisions, and currently are substantially over spot market prices.

Plaintiff IPC claimed authority to terminate the contract (assigned by USECC to SMP, and thereafter assigned by SMP to Nulux and Dresdner Bank), under contract provision permitting termination in the event a contract party "enters into any voluntary or involuntary receivership, bankruptcy, or insolvency proceedings."

Plaintiff IPC alleged that when USE and Crested filed (in July
1991) a motion (in United States District Court, District of Colorado) for appointment of USE and Crested as receiver pendente lite for SMP and the SMP assets (pending resolution of the litigation claims among the SMP partners), such filing constituted "receivership proceedings" under the contract with IPC, giving IPC power to terminate the contract. Subsequent to filing their motion for receiver, USE and Crested asked the court to defer ruling on the motion for receiver.

No receiver has been appointed over USE, Crested, USECC or SMP or their assets, in the United States District Court, District of Colorado proceedings to date.

Plaintiff IPC had notified USE (and SMP and the other SMP partners), that IPC will not accept the nine uranium concentrate deliveries anticipated under the contract, from October 31, 1993 through June 1996.

18
Dresdner Bank was dismissed from the case in fiscal 1994. The remaining defendants filed Motions for Summary Judgment.
Subsequent to hearing on May 27, 1994, the Court granted defendants' motions to dismiss IPC's complaint, and granted summary judgment on all of the defendants' counterclaims against IPC. A trial to the court on the amounts of plaintiffs' damages had been set for October 23, 1995. In June 1995, the parties settled by amending the IPC contract (with IPC affirming the validity of the contract), to provide for SMP delivery of 486,483 pounds of uranium oxide over a three year period, at prices substantially in excess of current spot market prices. IPC's payments on the contract as it is performed will be escrowed, with escrowed payments to go to the prevailing party or as otherwise directed by the arbitrators in the SMP arbitration. Payments after the SMP dispute is resolved, will be made as directed by the arbitrators in their award.


  MARKET FOR USE COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Shares of USE common stock are traded on the over-the-counter market, and prices are reported on a "last sale" basis by the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The range by quarter of high and low sales prices for USE common stock is set forth below for fiscal 1993, 1994, and the first three quarters of fiscal 1995.

                                         High     Low
       Fiscal year ending May 31, 1995
       _______________________________
       First quarter ended 8/31/94       $5.13   $3.88
       Second quarter ended 11/30/94      4.75    3.50
       Third quarter ended 2/28/95        4.63    3.38

       Fiscal year ending May 31, 1994
       _______________________________
       First quarter ended 8/31/93       $6.25   $4.25
       Second quarter ended 11/30/93      5.00    4.12
       Third quarter ended 2/28/94        4.12    3.75
       Fourth quarter ended 5/31/94       5.13    4.12

       Fiscal year ended May 31, 1993
       ______________________________
       Fourth quarter ended 5/31/93      $5.38   $2.50
       Third quarter ended 2/28/93        3.63    2.25
       Second quarter ended 11/30/92      3.75    2.63
       First quarter ended 8/31/92        4.25    2.88

At April 3, 1995, there were 837 stockholders of record for USE common stock.

USE has never paid cash dividends on any class of stock. There are no contractual restrictions on USE's present or future ability to pay cash dividends, however, USE intends to retain any earnings in the near future for operations.

             USE MANGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is managements's discussion and analysis of those significant factors which have affected USE's liquidity, capital resources and results of operations during the periods covered in the USE Consolidated Financial Statements included with this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES AT FEBRUARY 28, 1995 (UNAUDITED)

Working capital declined during the nine months ended February 28, 1995 by $2,170,900 to working capital of $404,000. Cash and cash equivalents decreased by $401,000 during the period ended February 28, 1995. This decrease was primarily as a result of operating and investing activities.

USE utilized $268,400 in its investing activities during the nine months ended February 28, 1995. This was primarily as a result of USE and its subsidiary Crested Corp. ("Crested") funding Sheep Mountain Partners ("SMP"), Plateau Resources Limited ("Plateau"), Energx, Ltd. ("Energx") and the Sutter Gold Mining Company ("SGMC"). As USE and Crested provide various services for GMMV and SMP, the non-affiliated participants are invoiced for their proportionate share of the approved operating costs. GMMV is current on its reimbursements to USE and Crested for all the operating costs. Due to disputes existing between the SMP partners, USE and Crested have not been reimbursed for care and maintenance costs expended on the SMP mineral properties since the spring of 1991.

The other significant changes in current assets occurring during the most recently completed period, were a decrease in accounts receivable of $131,200 and an increase in inventory of $61,800. Inventories increased as a result of USE's subsidiary Brunton expanding its optics product line.

Other changes in working capital were increases in accounts payable and accrued expenses of $672,100 and current portion of long term debt of $1,128,400. The increase in current portion of long term debt is primarily due to the draw down by USE and Crested of a line of credit with a bank. The line of credit is for $1,000,000 and as of February 28, 1995 USE and Crested had utilized $960,000 of the credit facility leaving $40,000 available for operations.

The primary requirements for USE's working capital continue to be the funding of on-going administrative expenses, including legal costs incurred as a result of the SMP litigation and arbitration with Nukem/CRIC; the mine and mill development and holding costs of SGMC; holding costs of Plateau; development of gas properties of Energx; uranium (U3O8) delivery costs, and property holding costs of SMP. As a result of the disputes between the SMP partners, USE and Crested have been delivering certain of their respective portions of the U3O8 concentrates required to fill various delivery requirements on long-term U3O8 contracts with domestic utilities. Currently, Nukem/CRIC are making the SMP deliveries of U3O8. It is not known how long this arrangement will continue. The capital requirements to fill USE's and Crested's portion of the remaining commitments in fiscal 1995 will depend on the spot market price of uranium and is also dependent on the outcome of proceedings involving Nukem/CRIC.

The primary source of USE's capital resources for the remainder of fiscal 1995, will be (i) cash on hand; (ii) sale of all or a partial interest in mining and investment properties, (iii) sale of equipment; (iv) private placement of USE's common stock; (v) settlement of litigation; (vi) sale of royalties on mineral properties; (vii) proceeds from the sale of uranium under the SMP contracts; (viii) and borrowings from financial institutions. Fees from oil production, rentals of various real estate holdings and equipment, aircraft chartering and the sale of aviation fuel will also provide cash. Additional working capital to that on hand at February 28, 1995 will be required to hold and maintain existing mineral properties, permitting, the construction of a mill, and mine development of SGMC, funding of litigation against Nukem/CRIC and the development of Plateau associated properties and administration costs. USE and Crested are currently seeking a joint venture partner and/or other means of financing the construction of the SGMC mill and mine development.

The funding of SMP care and maintenance costs may require additional funding, depending on the outcome of the SMP arbitration. USE and Crested sought rescission of the SMP Partnership Agreement as well as damages from Nukem/CRIC in U.S. District Court. The parties to the litigation agreed to a consensual binding arbitration on claims accruing after the formation of the SMP partnership. In the opinion of management, the arbitration proceedings are progressing favorably for USE and Crested, however, it is premature at this time to predict the outcome. It is currently anticipated that the arbitration hearings will be concluded by June 2, 1995. It is further anticipated that the Arbitration Panel will enter its award some time during August or September 1995 depending on the Panel's availability.

34

During the quarter ended February 28, 1995, USE began selling shares of its common stock through a private placement to individual investors. As of February 28, 1995 a total of 289,396 shares had been sold for a total of $868,188. The balance of the private placement was completed during March 1995. The total number of shares sold was 400,000 at $3.00 per share for total proceeds of $1,200,000. No commissions were paid. USE has agreed to either buy the stock back on October 15, 1995 or issue an additional share for every three shares purchase or a total of 133,333 additional shares. USE has further agreed to register all the shares issued in the private placement by February 28, 1996.

Through June 30, 1995 USE has received $1,104,900 net proceeds from a private placement of 332,500 restricted common shares with accredited investors, at $4.00 per share. In the second or third quarter of fiscal 1996, USE will file a registration for resale of the securities The private offering, which started in June 1995, seeks total financing of $7,000,000 from sale of 1,750,000 shares. Net proceeds of approximately $6,000,000 will be applied to property holding and general and administrative expense, and to commencement of uranium mining and recommissioning of the mill at Plateau Resources' facility in Utah. The offering is being conducted on a best efforts basis by a broker-dealer; USE has agreed to pay the broker-dealer sales commissions of 10 percent plus a nonaccountable expense allowance of 3 percent.

RESULTS OF OPERATIONS

NINE MONTHS ENDED FEBRUARY 28, 1995 COMPARED TO NINE MONTHS ENDED
FEBRUARY 28, 1995 (UNAUDITED)

Revenues for the period ended February 28, 1995 remained consistent with the same period of the previous year; however the components changed somewhat.

35A
Commercial revenues increased by $3,259,218 as a result of the consolidation of sales of Brunton for the nine month period (Brunton was acquired in May 1994). Although the revenues from Brunton were not consolidated for the quater ended February 28, 1994, Brunton had revenues of $2,832,214 furing that period. Other increases in revenues were rentals and miscellaneous of $151,063 and $136,427, respectively. Rental revenues increased due to increased occupancy of office space and the trailer court, and equipment rentals. Miscellaneous principally was composed of room rents and restaurant sales at Ticaboo, Utah. However, this increase in miscellaneous revenues was offset by reductions in such revenue recognized by USECC and Four Nines Gold ($3,836 and $20,706, respectively).

Revenues from mineral sales and mineral property transactions decreased by $2,893,700 and $505,900, respectively. The reduction in mineral sales is as a result of the SMP arbitration. During fiscal 1994, USE and Crested made all or a portion (50 percent) of certain of the uranium deliveries required under the SMP contracts.

However, during fiscal 1995, USE and Crested have not been allowed to make such deliveries, due to disputes with the other SMP partners; under agreements reached on an interim basis for remainder of time required for the SMP dispute resolution, all deliveries have been made by Nukem and CRIC. Once the arbitration proceedings are concluded, deliveries will be made in accordance with the award. The arbitration outcome cannot be predicted.

The reduction in mineral property transactions is related to the Mt. Emmons molybdenum property, in which USE and Crested have a six percent gross royalty. In aaddition to the gross royalty, there were promissory notes of $7,500,000 each issued to USE and Crested in 1980, with provision for advance royalties. In 1985, AMAX, USE and Crested agreed to amortize the notes at an annual rate of $1,000,000 each to USE and Crested ($250,000 each, per quarter), in lieu of advance royalties. The advance royalties were to be reinstated at a lower amount later. During fiscal 1994, the final $500,000 was amortized on the long term note, so there was consequently no amortization of such debt in the nine months ended February 28, 1995. The remaining component of the decrease in gain from restructuring mining properties agrements, is as a result of the fluctuation of the market price of molybdenum, which is paid in kind by AMAX for the advance royalty.

Construction operation revenues for the nine months ended February 28, 1995 decreased by $1,085,100 from the same period last year due to decreased contract work performed by USE's subsidiary Four Nines Gold, Inc. ("FNG"). The reason for this decrease can be attributed to FNG not being successful in the bidding process for new construction work. during fiscal 1995, FNG spent the majority of its time bidding on a large ($3,500,000) contract for structure work. During the lst quarter of fiscal 1995, FNG was awarded this contract, which is projected to be profitable. Long term growth and profits for the construction industry is based on FNG's ability to competitively bid for work and at the same time remain profitable. It is anticipated that FNG will continue to grow, however, there will be periods of time that show declines, as was experienced during the nine months ended February 28, 1995.

Revenues from the sale of assets increased by $1,258,600 during the nine months ended February 28, 1995 compared to the corresponding period of the prior year. The increase is due to sale for $993,077 of certain real estate in Colorado, and equipment in Wyoming, sale for $100,000 of certain equipment by Plateau Resources, and sale for $195,857 by Energx of an interest in a gas property. During the corresponding period in 1994, there were only sales of miscellaneous equipment for $30,000. As a result of certain of the sales of assets during the nine months ended February 28, 1995 being partially financed by USE and Crested, the amount shown on the Statement of Operations exceeds the amount of gain shown on the Statement of Cash Flows. Accounts and notes receivable have been adjusted accordingly.

Commercial operations accounted for 58 percent of the total USE revenues during the nine months ended February 28, 1995. 81 percent of these revenues from commercial operations were from Brunton. Construction revenues and the gain recognized on the sale of assets accounted for 13 percent and 18 percent, respectively, of total revenues. It is expected that if uranium oxide prices continue to move up, sales of uranium oxide will be USE's primary business segment.

The costs and expenses associated with mineral operations decreased by $2,927,400, primarily due to no U3O8 sales in fiscal 1995. The costs associated with commercial operations increased by $2,267,400, as a result of the consolidation of Brunton ($1,796,300), increased costs at Plateau Resources ($156,700), and increased operating costs ($314,400) for USE and Crested at the SMP mines, Plateau Resources' mill in Utah, and Sutter gold property costs. Construction costs declined by $983,800 due to decreased construction activity in the period (which lowered labor costs as well as other overhead). General and administrative expense increased by $923,000 during the nine months ended February 28, 1995 compared to the prior year period, primarily due to legal fees, and arbitration fees paid to the American Arbitration Association (during the nine months ended February 28, 1995, the total of these costs associated with the SMP proceedings was $1,034,976).

On June 1, 1993, USE implemented SFAS No. 109. See Footnote 4 to the unaudited USE Consolidated Financial Statements. The cumulative effect for the period ended February 28, 1994, of this tax accounting change was a decrease of net income of $267,000. No charge for a change in tax accounting was made for the nine months ended February 28, 1995.

Operations for the nine months ended February 28, 1995 resulted in a net loss $1,315,800 as compared to a loss of $2,019,300 during the same period of the previous year.

LIQUIDITY AND CAPITAL RESOURCES AT MAY 31, 1994

WORKING CAPITAL COMPONENTS. Net cash used in operating activities and financing activities were $3,808,400 and $285,900, respectively for fiscal 1994. Cash provided by investing activities was $4,796,400. For the year, these activities resulted in a net increase of $702,100 in cash.

Working capital increased during the fiscal year ended May 31, 1994 by $2,516,700 to $2,574,900 (from $58,200 at May 31, 1993). The principal components of the increase were a $702,100 increase in cash and cash equivalents, an increase of $1,344,200 in inventory which is primarily as a result of the acquisition of Brunton, and $251,600 of trade receivables. The increase in cash resulted from the acquisition and consolidation of Plateau through a stock purchase agreement and the acquisition of Brunton (see Note F to the USE Consolidated Financial Statements). The trade receivable increased primarily as a result of the acquisition of Brunton. At the time of the acquisition of Plateau, USE received $14,200,000 in cash and the Shootaring Mill facilities for the assumption of certain liabilities as described further in Note F to the consolidated financial statements. $7,300,000 of these funds were deposited in trust accounts for the future settlement of an estimated $2,500,000 reclamation liability relative to the Plateau assets and $4,800,000 for the resolution of any other environmental claims associated with the Shootaring Mill owned by Plateau. The remaining $6,900,000 of cash received from Plateau, together with $293,500 of cash received when the remaining interest in Brunton was acquired in May, 1994, gave USE $7,193,500 of cash from investing activities that was used primarily to fund expenditures made during 1994.

Cash was primarily used in operations and financing activities during the period. Cash was used in the development of mining properties, primarily SGV's Lincoln gold project, in the amount of $796,300, development of the Energx gas properties, $207,900, purchases and modification of property and equipment, $855,800 and the continued investment in affiliates, $760,500. These activities resulted in a net cash flow from investing activities of $4,796,400.

Due to disputes among the SMP partners, USE and Crested have not been reimbursed for care and maintenance costs for the SMP properties since the spring of 1991. Such costs, including the running of a decline to reduce pumping and production costs, were approximately $1,400,000 in fiscal 1994.

CAPITAL REQUIREMENTS - GENERAL: The primary requirements for USE's working capital during fiscal 1995 are expected to be the costs associated with development activities of SGV, care and maintenance costs of SMP, care and maintenance of the Plateau properties, payments of holding fees for all mining claims, purchase of uranium for delivery to utility customers of SMP, drilling and overhead expenses of ENERGX, and corporate general and administrative expenses, including costs associated with continuing litgation and arbitration.

CAPITAL REQUIREMENTS - SGV: SGV's properties contain reserves of gold. A portion of those properties has been the subject of a preliminary feasibility study for the development of the underground Lincoln Mine. The study estimated that for a 500 ton per day ("tpd") mine/mill operation using a cyanide-flotation process, up to $18,000,000 may be needed for mine site development, mill and tailings construction, permitting and the like, to place the proposed mine into full operation. However, more recent studies indicate a gravity milling process will produce satisfactory gold recovery rates. Thus, USE and Crested anticipate building the gravity process system initially, estimated to cost less than $3,000,000. USE and Crested have already purchased a used semiautogeneous grinding mill and other equipment for the front end of the facility.

Although pre-production mine development and underground exploration is substantially complete, capital resources in addition to those currently held on hand, will be needed to complete mine development and construct a mill facility. The timing of these expenditures will depend upon internal cash flows or additional financing.

CAPITAL REQUIREMENTS - SMP: SMP's activities continue to consist of negotiation of uranium sales agreements, purchases and borrowings of uranium to fill contracts, and maintenance of the Crooks Gap mines in a standby mode. There are no current plans to mine the SMP Crooks Gap properties during fiscal 1995, however, USE and Crested will continue to preserve the ore body and develop concepts to reduce care and maintenance costs, including driving a decline to reduce pumping costs (which also would reduce future mining costs by reducing hoisting costs). Although funds are available in SMP's bank account, these funds are restricted and since early 1991 SMP has not paid USE and Crested the operating costs and fees associated with their services as operating manager of the Crooks Gap properties; such accumulated costs and fees were $3,643,100 at May 31, 1994.

Notwithstanding disputes between the SMP partners, USE and Crested have delivered an agreed-upon portion of the uranium concentrates required to fill contract delivery requirements on certain long-term U3O8 contracts since July 1, 1991. Working capital was required for the purchase of these pounds on a short-term basis, until resold under delivery contracts. However, there is no assurance this protocol with NUKEM/CRIC will be in place for 1995 and thereafter. If the SMP partners are unable to agree on how to separately effect contract performance for the various SMP customers, resulting delivery delays and/or incomplete deliveries could adversely affect the contracts, and therefore USE.

CAPITAL REQUIREMENTS - GMMV: Operations of GMMV are not requiring USE's capital resources, as the initial $50,000,000 of expenses on the GMMV properties is being paid by Kennecott. USE and Crested continue to project the proposed Jackpot Mine can be put into production for less than $25,000,000. However, depending on results of exploration and development projects on the properties, additional expenditures may be required. GMMV expenditures for fiscal 1995 will depend on whether one or both declines for the proposed mine are started. A decision by the management committee of GMMV regarding the declines will be made after all necessary permits are acquired. Nonetheless, GMMV should not require any funding from USE during fiscal 1995.

CAPITAL REQUIREMENTS - PLATEAU: During fiscal 1994 the annual care and maintenance costs for the Shootaring Mill were $1,098,000. It is anticipated that these costs will continue until the mill is either placed into production or decommissioned unless USE is able to sell or Joint Venture a portion of the Plateau assets.

CAPITAL REQUIREMENTS - ENERGX: Another requirement of USE's and Crested's working capital is the continued funding of ENERGX overhead expenses and drilling operations. Subsequent to May 31, 1994, ENERGX entered into an agreement with a Canadian firm, NuGas, to drill shallow gas wells on the Fort Peck indian reservation in Montana. NuGas as a condition of its earn-in to the properties is required to fund the drilling of the first eight wells. After the first eight wells, Energx will be required to fund its share of all future drilling. It is currently anticipated that if the first eight wells are not profitable, there will be no additional wells drilled. Therefore capital expenditures for Energx by USE are not anticipated to be significant in fiscal 1995.

LONG-TERM DEBT AND OTHER OBLIGATIONS: In connection with the transfer of properties to AMAX in 1980, AMAX made long-term loans to USE and Crested of $7,500,000 each. AMAX later agreed to credit each of USE and Crested $250,000 per quarter against principal, in lieu of advance royalties due USE and Crested.

Indebtedness to AMAX is now fully retired (the final $500,000 was amortized by AMAX without the use of cash during the quarter ended August 31, 1993, in accordance with previously negotiated arrangements); this final $500,000 installment was recognized as revenue from mineral property transactions, as have been previous such installments. These revenues from debt amortization did not generate cash.

Long-term debt at May 31, 1994 was $1,678,600, the current portion of which is $569,500 (see Note G to the audited USE Consolidated
Financial Statements), not including $600,000 of draw downs as of September 1, 1994 on the new credit line discussed below).

RECLAMATION COSTS. Prior to fiscal 1994, USE and Crested assumed the reclamation obligations, environmental liabilities and contingent liabilities for employee injuries, from mining the Crooks Gap and other properties in the Sheep and Green Mountain Mining Districts. The reclamation obligations, which are established by governmental regulators, were most recently set at $1,451,800, which amount is shown on USE's balance sheet as a long-term obligation.

To assure the reclamation work will be performed, regulatory agencies require posting of a bond or other security. USE and Crested satisfied this requirement with respect to SMP properties by mortgaging their executive office building and a trailer park in Riverton, Wyoming. A portion of the funds for the reclamation of SMP's properties was to have been provided by SMP, which agreed to pay up to $.50 per pound of uranium produced from its properties to USE and Crested for reclamation work. The status of this commitment could be impacted by the ultimate settlement of the litigation with SMP.

Reclamation obligations on the contiguous Big Eagle properties and the Sweetwater Mill, estimated at approximately $23,600,000, have been assumed by the GMMV venturers, and secured by a bank letter of credit provided by Kennecott. The reclamation and environmental costs associated with the Sweetwater Mill will not commence prior to conclusion of mining activities on Green Mountain. As uranium is processed through the Mill, a reclamation reserve will be funded on a per unit of production basis. Up to $8,000,000 (in 1990 dollars) in any reclamation costs which may be incurred prior to commencement of production or 2001 will be paid for by UNOCAL.

Reclamation obligations of Plateau are covered by a $2,500,000 cash bond to the U.S. Nuclear Regulatory Commission and a $4,800,000 cash deposit for the resolution of any environmental or nuclear claims.

Reclamation work on any of the above properties need not be fully completed until a decision is made to abandon the properties, or as otherwise required by regulatory agencies. Reclamation and environmental costs associated with any of these properties are not expected to require USE funding in fiscal 1995, because such costs are not anticipated to be incurred for many years.

See Note K to the audited USE consolidated financial statements regarding reclamation and environmental costs, and the funding thereof.

CAPITAL RESOURCES: The primary source of USE capital resources for fiscal 1995 will be cash on hand, proceeds from sale of uranium under SMP contracts, sale of certain marketable securities and miscellaneous non-core assets, and proceeds from financing activities. Fees from oil production (Ft. Peck Lustre Field, Montana), rentals of real estate holdings and equipment, aircraft chartering and aviation fuel sales, also will provide cash.

Additional sources of capital will be needed to develop and build the mine and mill complex for the Lincoln Project, for which capital costs Sutter Gold Mining Company presently is seeking financing by joint venture partner or public offering of equity. If such financing cannot be obtained, USE and Crested will be forced to either sell the Lincoln Project or continue funding Sutter Gold's property holding costs. Continued funding of such costs could cause USE and Crested to incur short term working capital needs. At Prospectus date, no arrangements for funding needed for the project are under contract or agreement in principle.

To fund the ENERGX drilling on the Fort Peck Reservation as well as other locations, USE will seek a joint venture partner or obtain financing through banking institutions or the public market. At Prospectus date, no arrangements for such financing are under contract or agreement in principle.

Funding of SMP care and maintenance costs may require additional funding, depending on the outcome of the SMP litigation. See "Business-Legal Proceedings." Although management is of the opinion that the SMP litigation will be resolved in favor of USE and Crested, which will result in funds being available to repay USE and Crested for advances to SMP, this outcome is not assured. In any event, further delays (at least to the end of fiscal 1995) in resolution of the litigation are expected, and may cause short term liquidity needs.

USE believes available working capital, operating revenues and anticipated financing operations will continue to be adequate to fund working capital requirements. However, with the exceptions of GMMV and Plateau, USE will require additional sources of funding to continue to develop and invest in its various mineral ventures.

As of the end of fiscal 1994, USE had negotiated a $1,000,000 commercial bank credit line, $300,000 of which was available for uranium spot market purchases and $100,000 was available for short term working capital. USE continues to implement a program to reduce costs generally.

Although USE currently is not in production on any mineral properties, development work continues on several of its major investments. USE is not using hazardous substances and known pollutants to any great degree in these activities. Consequently, recurring costs for managing hazardous substances, and capital expenditures for monitoring hazardous substances or pollutants, have not been significant. Likewise, USE does not have properties which require current remediation. USE is not aware of any claims for personal injury or property damages that need to be accrued or funded.

35
USE has received a notification of tax deficiency from the Internal Revenue Service for fiscal years ended May 31, 1989, 1990 and 1991.

USE has filed a response to the proposed deficiency, and has requested an administrative appeal of the initial examiner's deficiency finding. To Prospectus date, USE has received a preliminary indication that a major portion of the findings has been resolved in favor of USE, however, no written confirmation has been received to date, and therefore no quantitative amount of tax deficiency can be determined. USE does not believe the remaining issues will have a material effect on its financial condition. Further, USE is confident the matters will be resolved favorably at the administrative appeals level. Until such time, if ever, as the deficiency claim goes to Tax Court after exhaustion of administrative hearings, management is of the opinion that this dispute is not a legal proceedings matter.




RESULTS OF OPERATIONS

FISCAL 1994 COMPARED FISCAL 1993



35A
Overall, while revenues declined only slightly (by $269,200) in fiscal 1994 to $8,776,300 (compared to $9,045,500 for the prior year), costs and expenses increased substantially (by $3,215,600) in fiscal 1994 to $12,364,200 (compared to $9,148,600 for 1993).
Although operating losses were recorded for some activities, as discussed below, two items contributed significantly to the overall operating loss of $3,370,800 for the year. First, general and administrative expense increased by $741,500 to $2,696,800 (compared to $1,955,300), reflecting the one-time legal and accounting expenses of acquiring Brunton of approximately $45,000 (which closed at the end of fiscal 1994), increased general and administrative expenses associated with Sutter Gold of approximately $196,000, general and administrative expenses associated with Plateau of approximately 154,000, the write down of a note receivable to market prior to its assumption by Crested by $143,000, and other increases in components of general and administrative expense. Second, costs associated with mineral operations, which are producing no revenues, increased by $469,100 to $1,129,000 (compared to $659,900 for the prior year). This increase is due primarily to the litigation over the SMP and Parador disputes ($295,700) and increased maintenance cost of heavy mining equipment due to underground development work on the SMP properties.

Cost of minerals sold increased by $1,277,800 as a result of an increase in the numbers of pounds of uranium oxide delivered by USE and Crested to the SMP contracts during fiscal 1994. Costs associated with construction operations increased by $528,500 as a result of increased contract work on cement structures. These costs of construction are offsetby an increase of $579,000 in construction contract revenues. Commercial operation expenses increased by $416,400 as a result of the consolidation of the Plateau Resources operations (commercial twonsite operations at Ticaboo, Utah). Increased general and administrative expense also was recorded in the amount of $212,000, primarily for costs associated with USE corporate aircraft.



Mineral sales revenues increased primarily as a result of the sale and delivery during the year of U3O8 in accordance with SMP utility supply contracts, however an operating loss of $665,100 for the year was recognized due to contracted price being lower than the price at which USE could acquire the U3O8 and increased maintenance costs on properties and equipment. Construction contract revenues increased by $579,900 (to $2,606,400 compared to $2,026,500 for fiscal 1993), due to increased contract work by USE's subsidiary Four Nines Gold, Inc. ("FNG"), resulting to an operating profit of $317,500 for construction contract activities for the year.

Interest income increased by $250,500 to $328,700 (compared to $78,200 for fiscal 1993) because of higher cash balances from the Plateau acquisition early in the year.

During the quarter ended August 31, 1993, USE implemented Statement of Financial Accounting Standard No. 109 ("Accounting for Income Taxes", hereafter "SFAS 109"). The cumulative effect of this tax accounting change is a $267,000 decrease in net income for fiscal 1994.

Oil sales revenues (recorded for services provided by USE as operator of the Ft. Peck Lustre Field) dropped by $102,600 to $183,700 (compared to $286,300 in fiscal 1993) due to lower production rates and lower prices for the first two quarters of fiscal 1994. Separately, but related to oil and gas activities, certain start-up operations in coalbed methane gas contributed $157,800 to 1994 costs and expenses.

RESULTS OF OPERATIONS

FISCAL 1993 COMPARED TO FISCAL 1992

During fiscal 1993, USE recorded $2,690,800 in revenues from the sale of U3O8,which revenue was recognized as a result of the dispute between the SMP partners, which has resulted in USE and Crested making their share of various deliveries under long-term supply contracts, compared to $123,300 recognized from uranium sales in fiscal 1992, due to higher delivery volumes in 1993. A dispute arose between SMP and a utility during 1993 regarding the price calculation for delivery under a market related contract. USE and Crested elected to not make their portion of the delivery. CRIC/Nukem indemnified the utility and delivered their portion as well as USE's and Crested's portion. This matter may be resolved as part of the on-going litigation and now arbitration with Nukem/CRIC.

USE recognized $2,026,500 of construction revenues during fiscal
1993 as compared to construction revenues of $2,895,000 during fiscal 1992, due to FNG not being successful in bidding as many jobs during fiscal 1993.

Revenues from gold sales of $498,300 were recognized during 1992, being gold processed from a bulk sample at SGV. There were no gold sales during 1993. During fiscal 1993, USE recorded revenues from the sale of various pieces of equipment and securities (SRRI stock) of $326,000 and $408,600, respectively. No revenues from these activities were recognized in fiscal 1992.

Revenues from the restructuring of mineral property agreements and oil sales increased by $1,049,900 and $152,200. This increase is not due to increased activity, but as a result of the consolidation of operations of Crested in 1993. Operations of Crested were not consolidated with USE in 1992, as the increase in ownership did not occur until late May 1992.

Management fee revenues decreased by $398,900 to $228,900 for fiscal 1993, as a result of (i) a portion of the management fees and other charges to SGV being reduced due to increased ownership by USE, and (ii) reduced activities by USE and Crested at GMMV.

During fiscal 1993, interest revenues decreased by $123,800 as a result of smaller amounts of cash being invested in interest bearing accounts and reduced interest rates.

Oil production expenses increased by $46,100 as a result of maintenance required on various equipment on the Ft. Peck Lustre Field in Montana being operated by USE. Oil prices for this production averaged approximately $21.00 per barrel in both 1993 and 1992. As no exploration is conducted in this field, and USE is compensated for services with the rate based on share of net production income, commodity price swings (if any) only would affect the amount of income received during the year. Year to year changes in income from oil activities is not considered material to USE operations.

Cost of mineral sales were $2,617,600 for uranium sales to supply SMP contracts. For fiscal 1993, the average cost per pound for uranium delivered was approximately $8.80, compared to approximately $8.92 per pound in fiscal 1992. During fiscal 1993, the NUEXCO uranium spot price per pound ranged from $8.75 early in the period, up to $10.50 mid-period, then back to $10.00 at the end of the period. The increases were largely due to import restrictions levelled against the CIS (see "Business-Certain Market Information-Uranium NUEXCO Exchange Value). These commodity prices favorably impacted uranium margins for fiscal 1993, as prices paid by buyers under market-related utility contracts increased according to contract terms, which enabled USE to purchase at or below spot and supply at a profit.

The decrease in construction costs of $880,500 is as a result of the reduced amount of work performed by FNG during fiscal 1993.

During fiscal 1993, USE recorded an expense of $378,700 as a result of the abandonment of certain mining claims. This is an increase in mining claim abandonment of $203,300 over the prior year. It is not anticipated that this is a recurring expense.

Mineral operations, commercial operations and general and administrative expenses increased by $344,800, $847,600 and $1,034,300, respectively. These increases are primarily as a result of the consolidation of operations from Crested into the USE Consolidated Financial Statements during the year ended May 31, 1993. Crested's operations were not consolidated during the year ended May 31, 1992. All operations for USE and Crested are recorded on the books of USECC Joint Venture. The increase in these expenses of mineral operations, commercial operations and general and administrative expense, do not reflect any increase in activity or a material change in operations, but rather the accounting treatment of the acquisition of additional equity in Crested by USE in fiscal 1993.

Operations for fiscal 1993 resulted in a loss before provision for income taxes and extraordinary item of $103,100. Equity in loss of affiliates of $444,700, along with minority interest in losses of consolidated subsidiaries of $325,900, resulted in a loss of $221,900.

EFFECTS OF CHANGES IN PRICES

Mining operations and the acquisition, development and disposition of mineral properties are significantly affected by changes in commodity prices. As prices for a particular mineral increase, prices for prospects for that mineral also increase, making acquisitions of such properties costly, and dispositions advantageous. Conversely, a price decline facilitates acquisitions of properties for that mineral, but makes sales of such properties more difficult. Operational impacts of changes in mineral commodity prices are common in the mining industry.

URANIUM AND GOLD. Changes in the prices of uranium and gold affect USE to the greatest extent. When uranium prices were relatively high in fiscal 1988, USE and Crested acquired the Crooks Gap properties, and thereafter put the properties into production.
When uranium prices fell sharply during fiscal 1989-1991, USECC suspended mining operations for SMP, because uranium could be purchased at prices less than the costs of producing uranium. Uranium production in the United States reportedly fell by 25 percent to 33 percent in 1990, due to the lowest prices for uranium since the market developed in the 1960s. However, these low prices created opportunities for acquiring the Sweetwater Mill and the Shootaring Canyon Mill.

Changes in uranium prices directly affect the profitability of SMP's uranium supply agreements with utilities. Certain of those agreements become advantageous to USE when the spot market price for uranium falls significantly below the price which a utility has agreed to pay. Some of the supply agreements of SMP were acquired before the fall of spot market prices during fiscal 1989-1991. Those fixed-price contracts, which have contract prices exceeding current spot market rates, are currently advantageous to USE, as the uranium to fill them can be readily obtained at favorable prices. Although such contracts benefit SMP and USE in a falling market, a corresponding adverse impact would not be anticipated in the event of substantially increased prices. SMP would produce uranium from its Crooks Gap properties to fill those contracts, in the event of a prolonged increase in the spot market price above the contract prices.

For information on the particular impacts changing uranium spot prices may have had on operations, see the period to period discussions of Results of Operations, above.

USE believes SGV's Lincoln Mine will be profitable with gold prices over $290 per ounce. Recent price improvements for gold (from approximately $340 per ounce in fiscal 1993 to approximately $390 per ounce at April 3, 1995) would positively impact operating margins at the Lincoln Mine, if such prices are sustained, when, and if, the mine becomes operational.

MOLYBDENUM AND OIL. Changes in oil prices are not expected to materially affect USE with respect to either its oil production fees. However, a significant increase in the price of molybdenum would increase the likelihood that the Mt. Emmons properties will be developed by AMAX, and in the interim would increase income from advance molybdenum royalties.

                DIRECTORS AND EXECUTIVE OFFICERS

The directors of USE are divided into three classes of two persons each. Directors are elected until the third succeeding annual meeting and until their successors have been duly elected or appointed and qualified or until death, resignation or removal.


Name, age and                 Positions                Director
designation                   with USE                 since

John L. Larsen (63)           Chairman, CEO and        1966
                              President (c)(d)(e)

Max T. Evans (70)             Secretary                1978
                              (a)(c)(e)

Harold F. Herron (41)         Vice President           1989
                              (b)(c)(e)

David W. Brenman (38)         (b)(d)                   1989

Don C. Anderson (67)          Geologist (c)            1990

Nick Bebout (43)              (a)(b)(d)                1989

__________

(b)  Member of the compensation/stock option committee.
(c)  Member of the executive committee.
(d)  Member of the audit committee.
(e)  ESOP trustee.

Executive officers are elected by the Board at annual directors' meetings, which follow each Annual Shareholders' Meeting, to serve until the officer's successor has been duly elected and qualified, or until death, resignation or removal by the Board.

ROBERT SCOTT LORIMER, 44, has been the Controller and Chief Financial Officer for both USE and Crested for more than the past five years. Mr. Lorimer has also been the Chief Financial Officer for both of those companies, since May 25, 1991, and their Treasurer since December 14, 1990. There are no understandings between Mr. Lorimer and any other person, pursuant to which he was named as an officer, and he has no family relationship with any of the other executive officers or directors of USE or Crested.

DANIEL P. SVILAR, 66, has been general counsel for both USE and Crested for more than the past five years. He has also served as Secretary and a director of Crested and Assistant Secretary for USE. He serves at the will of the USE and Crested Boards of Directors. There are no understandings between Mr. Svilar and any other person pursuant to which he was named as an officer. He has no family relationships with any of the other executive officers or directors of the USE or Crested, except Nick Bebout, a director of USE and Mr. Svilar's nephew.

FAMILY RELATIONSHIPS.

HAROLD F. HERRON, a director and vice-president, is the son-in-law of John L. Larsen, a principal shareholder, director and Chief Executive Officer of USE. Nick Bebout, a director, is a nephew of Daniel P. Svilar, a principal shareholder and USE general counsel. There are no other family relationships among the executive officers or directors of USE.

BUSINESS EXPERIENCE AND OTHER DIRECTORSHIPS

JOHN L. LARSEN has been an officer and director of USE since 1966. He is a director of USE subsidiary Ruby Mining Company, and an officer and director of Crested Corp. Crested and Ruby have registered classes of equity securities under the Exchange Act.
Mr. Larsen is an officer and director of Plateau Resources Limited, a private Utah corporation and wholly-owned USE subsidiary.

MAX T. EVANS has been principally employed as an officer and chief geologist of USE and Crested for more than the past five years. He is a director of Crested. Mr. Evans received B.S. and M.S. degrees in geology from Brigham Young University. Mr. Evans is an officer and director of Plateau Resources Limited.

HAROLD F. HERRON has been a director of USE, and its Vice-President since 1989. Since 1976, Mr. Herron has been an employee of Brunton, and since 1987 he has been its president. Mr. Herron is a director of Ruby and NWG, which have registered equity securities under the Exchange Act. Mr. Herron received an M.B.A. degree from the University of Wyoming after receiving a B.S. degree in Business Administration from the University of Nebraska at Omaha. Mr. Herron is an officer and director of Plateau Resources Limited.

DAVID W. BRENMAN has been a director of USE since January 1989. Since September 1988, Mr. Brenman has been a self-employed financial consultant. In that capacity, Mr. Brenman has assisted USE and Crested in negotiating certain financing arrangements. From February 1987 through September 1988, Mr. Brenman was a vice-president of project financing for Lloyd's International Corp., a wholly-owned subsidiary of Lloyd's Bank, PLC. From October 1984 through February 1987, Mr. Brenman was president, and continues to be a director of Cogenco International, Inc., a company engaged in the electric cogeneration industry, which has a class of equity securities registered under the Exchange Act. Mr. Brenman has an L.L.M. degree in taxation from New York University and a J.D. degree from the University of Denver.

DON C. ANDERSON has been a geologist for USE since January 1990 and a member of its Board since May 1990. Mr. Anderson was Manager of Exploration and Development for Pathfinder Mines Corporation, a major domestic uranium mining and milling corporation, from 1976 until retirement in 1988. Previously, he was Mine Manager for Pathfinder's predecessor, Utah International, Inc., from 1965 to 1976. He received a B. S. degree in geology from Brigham Young University.

NICK BEBOUT has been a director of USE since 1989. He is a director and president of NUCOR, Inc., a private corporation providing exploration and development drilling services to the mineral and oil and gas industries. Mr. Bebout is also president and a director of S.W. Financial Corp. ("SWF"), a corporation which is evaluating potential acquisitions or business combinations with other entities, but has no other current operations. SWF is currently subject to certain periodic reporting requirements under
Section 15(d) of the Exchange Act.

EXECUTIVE COMPENSATION

Under a Management Agreement dated August 1, 1981, the Company and Crested share certain general and administrative expenses, including compensation of the officers and directors of the companies (but excluding directors' fees) which have been paid through the USECC Joint Venture ("USECC"). Substantially all the work efforts of the officers of the Company and Crested are devoted to the business of both the Company and Crested.

All USECC personnel are Company employees, in order to utilize the Company's ESOP as an employee benefit mechanism. The Company charges USECC for the direct and indirect costs of its employees for time spent on USECC matters, and USECC charges one-half of that amount to each of Crested and the Company.

The following table sets forth the compensation paid to the USE
Chief Executive Officer, and those of the four most highly compensated USE executive officers who were paid more than $100,000 cash in any of the three fiscal years ended May 31, 1994. The table includes compensation paid such persons by Crested and Brunton for such persons' services to such subsidiaries.

                        SUMMARY COMPENSATION TABLE
                                                              Long
Term Compensation

____________________________
                             Annual Compensation
Awards    Payouts

____________________________________________________________
(a)                (b)       (c)        (d)     (e)       (f)        (g)         (h)       (i)
                                               Other
Name                                           Annual   Restricted                      All Other
and                                            Compen-    Stock                  LTIP    Compen-
Principal                  Salary      Bonus   sation    Award(s)   Options/   Payouts   sation
Position           Year      ($)        ($)      ($)       ($)        (#)        ($)     ($)(4)
____________________________________________________________________________________________________

John L. Larsen      1994  $148,239   $  7,028     --     $9,600(1)    -0-         --  $14,394
  CEO,              1993   164,968      4,016     --      7,200(1)   100,000(2)    --   15,026
  President         1992   144,024    406,357     --        --       100,100(3)    --   22,844

Daniel P. Svilar    1994   112,753     64,984     --      8,640(1)     -0-         --   17,300
  Asst. Secretary   1993   108,000      2,991     --      6,480(1)     -0-         --   11,100
                    1992   108,000      5,088     --        --        66,000(3)    --   11,309

Harold F. Herron    1994   105,983     18,268     --        --         -0-         --    9,743
    Vice President  1993    99,469     12,617     --        --         -0-         --    4,824
                    1992    87,609      3,155     --        --        11,000(3)    --    4,481
R. Scott Lorimer    1994    92,799     43,461     --      6,181(1)     -0-         --   13,260
  Treasurer         1993    78,921      2,196     --      4,548(1)     -0-         --    8,111
                    1992    77,192      3,652     --        --        29,700(3)    --    8,084

_________

(1) Bonus shares equal to 20% of original bonus shares issued FY 1990, multiplied by $4.00 in 1994 and $3.00 in 1993, the closing bid price on issue dates. These shares are subject to forfeiture on termination of employment, except for retirement, death or disability.

(2)  10-year non-qualified option at $2.00 per share.

(3)  10-year non-qualified option at $2.90 per share.

(4) Dollar values for ESOP contributions and 401K matching contributions.

EXECUTIVE COMPENSATION PLANS AND EMPLOYMENT AGREEMENTS

To provide incentive to Mr. Larsen for his efforts in having GMMV develop a producing mine as soon as possible, in fiscal 1993 the USE Board adopted a long-term incentive arrangement under which Mr. Larsen is to be paid a non-recurring $1,000,000 cash bonus, provided that the Nuexco Exchange Value of uranium oxide concentrates has been maintained at $25.00 per pound for six consecutive months, and provided further that USE has received cumulative cash distributions of at least $10,000,000 from GMMV as a producing property. It is not expected that this cash bonus will become payable in fiscal 1995.

The Company has adopted a plan to pay the estates of Messrs. Larsen, Evans and Svilar amounts equivalent to the salaries they are receiving at the time of their death, for a period of one year after death, and reduced amounts for up to five years thereafter. The amounts to be paid in such subsequent years have not yet been established, but would be established by the Boards of the Company and Crested.

Mr. Svilar has an employment agreement with the Company and Crested, which provides for an annual salary in excess of $100,000, with the condition that Mr. Svilar pay an unspecified amount of expenses incurred by him on behalf of the Company and its affiliates. In the event Mr. Svilar's employment is involuntarily terminated, he is to receive an amount equal to the salary he was being paid at termination, for a two year period. If he should voluntarily terminate his employment, the Company and Crested will pay him that salary for nine months thereafter. The foregoing is in addition to Mr. Svilar's Executive Severance and Non-Compete Agreement with the Company (see below).

In fiscal 1992, the Company signed Executive Severance and Non-Compete Agreements with Messrs. Larsen, Evans, Svilar and Lorimer, providing for payment to such person upon termination of his employment with the Company, occurring within three years after a change in control of the Company, of an amount equal to (i) severance pay in an amount equal to three times the average annual compensation over the prior five taxable years ending before change in control, (ii) legal fees and expenses incurred by such persons as result of termination, and (iii) the difference between market value of securities issuable on exercise of vested options to purchase securities in USE, and the options' exercise price. These Agreements also provide that for the three years following termination, the terminated individual will not compete with USE in most of the western United States in regards to exploration and development activities for uranium, molybdenum, silver or gold.
For such non-compete covenant, such person will be paid monthly over a three year period an agreed amount for the value of such covenants (depending on the individual, ranging from $66,667 up to $86,667). These Agreements are intended to benefit the Company's shareholders, by enabling such persons to negotiate with a hostile takeover offeror and assist the Board concerning the fairness of a takeover, without the distraction of possible tenure insecurity following a change in control. At Prospectus date, USE Company is not aware of any proposed hostile takeover.

USE and Crested provide all of their employees with certain forms of insurance coverage, including life and health insurance. The health insurance plan does not discriminate in favor of executive employees; life insurance of $50,000 is provided to each member of upper management (which includes all persons in the compensation table), $25,000 of such coverage is provided to middle-management employees, and $15,000 of such coverage is provided to other employees.

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP"). USE has adopted an ESOP, to encourage ownership of USE Common Stock by employees and provide a source of retirement income to them. The ESOP is a combination stock bonus plan and money purchase pension plan. It is expected that the ESOP will continue to invest primarily in the Common Stock. Messrs. Larsen, Herron and Evans are the ESOP trustees.

Contributions to the stock bonus plan portion of the ESOP are discretionary and are limited to a maximum of 15% of the covered employees' compensation for each year ended May 31. Contributions to the money purchase portion of the ESOP are mandatory (fixed at ten percent of the compensation of covered employees for each year), are not dependent upon profits or the presence of accumulated earnings, and may be made in cash or shares of Company Common Stock.

The Company made a contribution of 46,332 shares to the ESOP for fiscal 1994, all of which were contributed under the money purchase pension plan. At the time the shares were contributed, the market price was $4.00 per share, for a total contribution valued at $185,000 which has been funded by the Company. Crested and the Company are each responsible for one-half of that amount (i.e., $92,500), and Crested currently owes its one-half to the Company.

Employees are eligible to participate in the ESOP on the first day of the plan year (June 1) following completion of one year of service in which at least 1,000 hours are credited. Each employee's participation in the ESOP continues until the ESOP's anniversary date coinciding with or next following termination of service by reason of retirement, disability or death. In these cases, the participant will share in the allocation of USE's contributions for the ESOP year in which the retirement, death or disability occurs, and will have a fully-vested interest in allocations to the participant's account.

An employee's participation in the ESOP does not cease upon termination of employment. If the employment of a participant in the ESOP is terminated for reasons other than disability, death, or retirement (unless the employee receives a lump sum distribution upon the termination of employment), participation continues following the termination, until five consecutive one-year breaks in service have been incurred. An employee is deemed to have incurred a one-year break in service during any year in which 500 or fewer hours of service are completed.

Employee interests in the ESOP are earned pursuant to a seven year vesting schedule. Upon completion of three years of service for the Company, the employee is vested as to 20% of the employee's account in the ESOP, and thereafter at the rate of 20% per year. Any portion of an employee's ESOP account which is not vested is forfeited upon termination of employment for any reason, other than retirement, disability, or death.

The 46,332 shares issued to the ESOP for fiscal 1994 included 3,165 shares allocated to John L. Larsen's account, 1,962 shares allocated to Max T. Evans' account, 713 shares allocated to Harold
F. Herron's account, 4,325 shares allocated to Daniel P. Svilar's account, and 3,315 shares allocated to R. Scott Lorimer's account, for a total of 13,480 shares allocated to accounts for all executive officers as a group (five persons). The accounts of the executive officers are fully vested, as they have all been employed by the Company and USECC for more than the past seven years. Allocations of shares for fiscal 1995 have not been made with respect to any participant in the ESOP.

The maximum loan outstanding during fiscal 1993 under a loan arrangement between USE and the ESOP, was $1,014,300 at May 31, 1994 for loans made in fiscal 1992 and 1991. Interest owed by the ESOP was not booked by USE. Crested pays one-half of the amounts contributed to the ESOP by USE. Because the loans are expected to be repaid by contributions to the ESOP, Crested may be considered to indirectly owe one-half of the loan amounts to USE.

During fiscal 1994, the Company was issued a proposed adjustment from the Internal Revenue Service ("IRS") indicating that the ESOP was not in compliance with certain sections of the Internal Revenue Code. Based on management's response to the IRS notice, the IRS has determined that the ESOP has complied with applicable sections of the Internal Revenue Code, subject to operation of the ESOP in compliance with ESOP provisions and applicable law and rules. No Company deductions were disallowed by the IRS.

STOCK OPTION PLAN. USE has a combined incentive stock option/non-qualified stock option plan, reserving an aggregate of 550,000 shares of Common Stock for issuance upon exercise of options granted thereunder. Awards under the plan are made by a committee of two or more persons selected by the Board (presently Messrs. Bebout and Brenman). The committee establishes the exercise periods and exercise prices for options granted under the plan. Total grants to officers and directors as a group may not exceed 275,000 shares.

Options expire no later than ten years from the date of grant, and on termination of employment, except in cases of death, disability or retirement. Subject to the ten year maximum period, upon the death, retirement or permanent and total disability of an optionee, options are exercisable for three months (in case of retirement or disability) or one year (in case of death) after such event. In fiscal 1994, conditions relating to periods of Company service before vesting of stock purchased on exercise of the non-qualified options were removed.

For fiscal 1994, no qualified or non-qualified options were granted.

The following table shows unexercised options, how much thereof were exercisable, and the dollar values for in-the-money options, at May 31, 1994.


Aggregated Option/SAR Exercises in Last Fiscal year and FY-End
Option/SAR Values
   (a)                  (b)                 (c)             (d)                (e)
                                                                            Value of
                                                         Number of         Unexercised
                                                        Unexercised        In-the-Money
                                                        Options/SARs        Options/SARs
                                                          FY-End(#)          FY-End($)
                    Shares Acquired        Value       Exercisable/        Exercisable/
Name                on Exercise (#)     Realized($)    Unexercisable       Unexercisable

John L. Larsen,         -0-                -0-            100,000          $200,000(1)
  CEO, President                                        exercisable       exercisable and
                                                                            unexercised

                                                          100,100           $110,110(2)
                                                        exercisable       exercisable and
                                                                            unexercised

Max T. Evans,           -0-                -0-             57,200           $ 62,920(2)
  Secretary                                             exercisable       exercisable and
                                                                            unexercised

Harold F. Herron,       -0-                -0-             11,000           $ 12,100(2)
 Vice President                                         exercisable       exercisable and
                                                                            unexercised

Daniel P. Svilar        -0-                -0-             66,000           $ 72,600(2)
 Assistant Secretary                                    exercisable      exercisable and
                                                                            unexercised

R. Scott Lorimer        -0-                -0-             29,700           $ 32,370(2)
   Treasurer                                            exercisable       exercisable and
                                                                            unexercised

(1) Equal to $4.00 closing bid on last trading day in FY 1994, less $2.00 per share option exercise price, multiplied by all shares exercisable.

(2) Equal to $4.00 closing bid on last trading day in FY 1994, less $2.90 per share option exercise price, multiplied by all shares exercisable.

RESTRICTED STOCK PLANS. USE has issued stock bonuses to various executive officers and directors of USE and others. These shares are subject to forfeiture to the issuer by the grantee if employment terminates otherwise than for death, retirement or disability. If the required service is completed, the risk of forfeiture lapses and the shares become the unrestricted property of the holder. Messrs. Larsen, Evans, Svilar, Herron, Lorimer and all executive officers as a group (five persons) received 13,200, 8,250, 11,880, 9,900, 7,920 and 51,150 shares of Common Stock, respectively, under this restricted stock plan through fiscal 1993.

In fiscal 1994, another 7,500 shares were issued to such persons as a bonus (20% of the 1990 shares). Additional bonuses of 20% of the original shares will be issued annually through fiscal 1997. The expenses relating to these stock issuances are shared equally by the Company and Crested.

The Company has also issued restricted stock bonuses to non-employee directors. A total of 5,500 shares are held by the two directors who are not also employees of the Company (one-half to each). See "Directors' Fees and Other Directors' Compensation".

SUBSIDIARY PLANS. During the year ended May 31, 1991, Brunton adopted a salary deduction plan intended to qualify as a deferred compensation plan under Internal Revenue Code Section 401(k). Harold F. Herron and John L. Larsen are the only Company officers who are able to participate in this retirement plan. The fiscal 1994 acquisition of Brunton by the Company has not affected the Brunton 401(k) plan.

Other than as set forth above, neither USE nor any of its subsidiaries have any pension, stock option, bonus, share appreciation, rights or other plans pursuant to which they compensate the executive officers and directors of USE. Other than as set forth above, no executive officer received other compensation in any form which, with respect to any individual named in the Cash Compensation Table, exceeded ten percent of the compensation reported for that person, nor did all executive officers as a group receive other compensation in any form which exceeded ten percent of the compensation reported for the group.

DIRECTORS' FEES AND OTHER COMPENSATION

The Company pays non-employee directors a fee of $150 per meeting attended. All directors are reimbursed for expenses incurred with attending meetings.

Prior to fiscal 1992, the Board authorized the Executive Committee to make loans to members of the Board, or to guarantee their obligations in amounts of up to $50,000, if such loans or surety arrangements would benefit USE. Any loans or surety arrangements for directors which are in excess of $50,000 will require Board rather than Executive Committee approval. USE loaned $25,000 to David W. Brenman under this plan prior to fiscal 1991. The loan to Mr. Brenman bears interest at the prime rate of the Chase Manhattan Bank and was due September 1, 1994, but has been extended to September 1, 1995 by Board vote (Mr.Brenman abstaining). The loan was provided as partial consideration for Mr. Brenman's representation of the Company to the financial community in New York City. The loan to Mr. Brenman originally was approved by the executive committee.

Pursuant to shareholder approval of the 1992 Stock Compensation Plan for Outside Directors at the 1992 Annual Meeting, in fiscal 1993 the Board issued 5,000 shares of Common Stock each to outside directors Brenman, Anderson and Bebout, which shares vest 1,000 shares to each on the 1992 Annual Meeting date and each succeeding four Annual Meetings through 1996.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PURCHASE OF COMMON SHARES [FISCAL 1995]. From December, 1994 through Prospectus date, certain affiliates of USE purchased 96,700 restricted common shares from USE (pursuant to the private placement offer of 400,000 shares) at $3.00 per share (total purchases $290,100), as follows: Daniel P. Svilar, general counsel (16,700 shares, through a family partnership); R. Scott Lorimer, chief financial officer (8,333 shares); Brunton (56,667 shares); Max T. Evans, officer and director (6,667 shares); Nick Bebout, director (8,333 shares, through Nucor, Inc., an affiliate of Mr. Bebout).

TRANSACTIONS WITH BRUNTON [FISCAL 1993 AND 1994]. In fiscal 1993 and early fiscal 1994, USE and Crested had entered into financing arrangements with Brunton totalling $1,173,260, as set forth below.

These transactions were effected prior to the acquisition of Brunton by USE at the end of fiscal 1994.

     SALE AND LEASE BACK. In November, 1992 USE and Crested sold Brunton certain aircraft and heavy equipment for $404,000, and Brunton leased the items back to USE and Crested for seven years (level payments amortizing purchase price with interest at prime plus two points, subject to Brunton's renegotiating term and interest after three years). Brunton funded the loan with bank financing secured with the items sold and the lease.

     LOAN, STOCK SALE AND OPTION. By agreement of April 30, 1993, Brunton (i) loaned USE and Crested $211,800 and $76,760, respectively, secured by borrowers' 3,607,000 Brunton shares (2,647,500 owned by USE and 959,500 owned by Crested), with the loans (maturity of April, 2003) bearing interest at prime plus 2.5 points; (ii) purchased 50,000 shares of restricted USE Common Stock for $137,500 ($2.75 each) and 160,000 shares of restricted Crested Common Stock for $43,200 ($.27 each); and (iii) received options through April 30, 1998 to purchase 150,000 shares of restricted USE Common Stock for $525,000 ($3.50 each) and 300,000 shares of restricted Crested Common Stock for $120,000 ($.40 each).

In fiscal 1994, the April 30, 1993 loans to USE and Crested ($288,560 principal) were repaid and the collateral Brunton shares released back to USE and Crested. In late fiscal 1994, all common stock of Brunton (except for Brunton shares previously owned by USE) was acquired in exchange for 276,470 registered common shares of USE.

     CONVERTIBLE LOAN. In August 1993, Brunton loaned USE $300,000 (without security), due October 19, 1993. The loan, bearing interest at 10 percent per annum, was convertible in whole or part at Brunton's election into shares of USE Common Stock at the rate of one share for $3.00 of debt (100,000 shares maximum). In fiscal 1994 (but prior to USE's acquisition of Brunton), the debt was converted to 100,000 shares of USE Common Stock.

TRANSACTIONS CONCERNING SUTTER GOLD VENTURE. During fiscal 1991, USE acquired an interest in an underground gold mine (the "Lincoln Mine") being developed in the Mother Lode Gold Mining District of Amador County, California. Until the end of fiscal 1994, the leasehold interests had been held by and operations on the properties conducted through the Sutter Gold Venture ("SGV"), a joint venture between Seine River Resources Inc. ("SRRI", a Vancouver Stock Exchange listed company not affiliated with USE or Crested), and USECC Gold Limited Liability Company ("USECC Gold"). USECC Gold, in turn, had been owned 89 percent by USE and 11 percent by Crested.

The parties had intended to operate SGV as equal 50 percent venturers. However, because of SRRI defaults on its obligations to USE, USE and Crested had acquired (through USECC Gold) by the end of fiscal 1993 a 90 percent aggregate equity interest in the Lincoln Project. By the end of fiscal 1994, SRRI owed the Company and Crested $1,970,507 for property holding, permitting and mine maintenance costs incurred and paid for by the Company and Crested since March 1992, including interest and management fees charged by the Company and Crested.

As of May 23, 1994 SRRI agreed to assign its remaining 10 percent working interest in the Lincoln Project for the $1,970,507 owed the Company and Crested. However, only the $1,389,272 of costs and expenses paid for by the Company and Crested was recorded; $581,235 for interest and management fees was written off as uncollectible. SRRI also issued 400,000 common shares of stock and delivered same to the Company as final payment of any deficiencies for pre-fiscal 1994 indebtedness which SRRI had owed to the Company and Crested, which had been secured by SRRI's interests and acquired by the Company and Crested in lieu of foreclosure when SRRI defaulted on its payments.

Subsequent to the end of fiscal 1994, the SGV was terminated, the Company and Crested formed a new Wyoming corporation (Sutter Gold Mining Company), and agreed to exchange their respective interests in USECC Gold for common stock of Sutter Gold Mining Company, in the same percentage interests as the parties hold interests in USECC Gold (which latter entity will continue to hold the property interests of record, as a wholly-owned subsidiary of Sutter Gold Mining Company).

A conditional use permit for the Lincoln Mine was issued by the Amador County Board of Supervisors in August, 1993. USE and Crested are exploring different sources of capital to develop the Mine and build a milling complex, however, at Proxy Statement date no financing agreements have been signed and there is no assurance needed capital will be available.

TRANSACTIONS WITH SHEEP MOUNTAIN PARTNERS ("SMP"). In fiscal 1989, USE and Crested through USECC sold a one-half interest in the Sheep Mountain properties to Cycle Resource Investment Corporation ("CRIC"), a wholly-owned subsidiary of Nukem, Inc., and thereafter USECC and CRIC contributed their 50% interests in the properties to a new Colorado partnership, SMP, which was organized to further develop and mine the uranium claims, market uranium and acquire additional uranium sales contracts. Due to disputes (in arbitration proceedings at Proxy Statement date) with CRIC and Nukem, necessary mine maintenance has been funded by USECC alone without reimbursement from SMP. At May 31, 1993, USE and Crested had expended $2,056,900 on SMP mine maintenance and $136,500 for the purchase of U3O8, all of which is owed USE and Crested by SMP. For fiscal 1994, USE and Crested spent an additional $1,449,700 on SMP property maintenance, none of which has been reimbursed by SMP.

At May 31, 1994, accumulated SMP property maintenance costs and fees owed USE and Crested were $3,643,100 ($4,127,229 at February
28, 1995).

TRANSACTIONS WITH DIRECTORS. Three of USE's directors, Messrs. Larsen, Evans and Herron, are trustees of the ESOP. In that capacity they have an obligation to act in the best interests of the ESOP participants. This duty may conflict with their obligations as directors of USE in times of adverse market conditions for the Common Stock, or in the event of a tender offer or other significant transaction.

In general, the ESOP trustees exercise dispositive powers over shares held by the ESOP, and exercise voting powers with respect to ESOP shares that have not been allocated to a participant's account. In addition, the Department of Labor has taken the position that in certain circumstances ESOP trustees may not rely solely upon voting or dispositive decisions expressed by plan participants, and must investigate whether those expressions represent the desires of the participants, and are in their best interests.

Harold F. Herron, son-in-law of John L. Larsen, has been living in and caring for a house owned by USE until such time as the property was sold. In fiscal 1995, Mr. Herron purchased the house for $260,000, the appraised value of the property, and was reimbursed by USE for leasehold improvements totaling $22,800.

OTHER INFORMATION. USE has adopted a stock repurchase plan under which it may purchase up to 275,000 shares of its Common Stock. These shares would be purchased in part to provide a source of shares for issuance upon the exercise of various outstanding options.

Three of John L. Larsen's sons are employed by USE (as manager of USECC's commercial operations, uranium marketing manager, and as chief pilot, respectively). Mr. Larsen's brother is employed by USE as drilling superintendent. Collectively, the four individuals received $224,900 in compensation for those services during the fiscal year ended May 31, 1994. That expense was shared by USE and Crested, in accordance with the compensation arrangements for all employees.

CERTAIN INDEBTEDNESS

TRANSACTIONS INVOLVING USECC. USE and Crested conduct the bulk of their activities through their equally-owned joint venture, USECC. From time to time USE and Crested advance funds to or make payments on behalf of USECC in furtherance of their joint activities. These advances and payments create intercompany debt between USE and Crested. The party extending funds is subsequently reimbursed by the other venturer. USE had a note receivable of $3,792,800 from Crested at May 31, 1994. The largest aggregate debt of Crested to USE during fiscal 1994 was $3,792,800.

DEBT ASSOCIATED WITH USE'S ESOP. During the year ended May 31, 1994, USE made a contribution of 46,332 shares of Common Stock to the ESOP. Because Crested engages USE's employees to discharge substantially all of its functions, these contributions benefitted Crested. As a result, Crested owes USE $92,500 for one-half of USE's contribution to the ESOP. Regular and substantial contributions by the USE to the ESOP are required to maintain the ESOP in effect. In fiscal 1993 USE contributed 46,591 shares of Common Stock to the ESOP, for one-half of which Crested owes USE $87,360.

LOANS TO THREE DIRECTORS. In fiscal 1992 USE loaned Mr. Evans $24,200 against his promissory note due April 30,1993 and bearing annual interest at ten percent. This loan is secured with 7,500 of Mr. Evan's shares of Common Stock. Also in fiscal 1992, USE loaned Mr. John L. Larsen $147,000 and further agreed to consolidation of such new loan with outstanding indebtedness of $99,008 owed USE by members of his immediate family (total debt $246,008), against Mr. Larsen's promissory note for the total amount due April 30, 1993 and bearing annual interest at ten percent. The Board approved these transactions to obtain a higher interest rate of return on the funds compared to commercial rates, and to avoid having USE stock prices depressed from such persons selling their shares to meet personal obligations. The loan maturities were extended to October 30, 1994, and again to May 31, 1996. At May 31, 1994, the Larsen family indebtedness totaled $432,200, of which $322,800 is represented by notes secured by 120,600 shares of USE's Common Stock.

In fiscal 1995, USE made a five year non-recourse loan in the amount of $112,170 to Harold F. Herron. The loan is secured by 30,000 shares of USE's Common Stock, bears interest at a rate of 7% and is payable at maturity. The Board approved the loan to obtain a higher interest rate of return on the funds compared to commercial rates, and to avoid having USE stock prices depressed from such persons selling their shares to meet personal obligations. See Transactions with Directors above.

OTHER DEBT. At June 1, 1990, a brother of Nick Bebout, a director of USE, and nephew of Daniel P. Svilar, general counsel, was indebted to USE in the amount of approximately $408,800. This loan was made in 1983, prior to the time Mr. Nick Bebout became a director. The non-recourse note was secured by 60,000 shares of USE's Common Stock and did not bear interest. During fiscal 1991, Mr. Bebout repaid $36,200 of the loan. At May 23, 1994, the principal amount of the debt was $372,600.

In fiscal 1993, the Board (Nick Bebout abstaining), extended maturity of this $372,600 loan and the maturity of a separate $72,700 loan (from Crested made in 1987, which Mr. Bebout secured with 20,000 shares of USE Common Stock), to October 30, 1994. In fiscal 1994, Crested assumed the liability for the non-recourse loan to USE in exchange for the 60,000 shares of USE's Common Stock at $260,600 (the market value of the pledged shares on the date of the assumption). At the same time Crested accepted 22,000 shares (the pledged shares plus 2,000 stock dividend shares received in 1990) of USE's Common Stock as full payment of the $72,700 non-recourse loan made by Crested to Mr. Bebout.




36
        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                         AND MANAGEMENT

The following is a list of all record holders who, as of February 28, 1995, beneficially owned more than five percent of the outstanding shares of Common Stock, as reported in filings with the Securities Exchange Commission or as otherwise known to the Company. Except as otherwise noted, each holder exercises sole voting and dispositive powers over the shares listed opposite the holder's name. It should be noted that voting and dispositive powers over certain shares are shared by two or more of the listed holders. Such securities are reported opposite each holder having a shared interest therein.

                     Amount and Nature of Beneficial Ownership
                                                                     Total
Name and address         Voting Rights      Dispositive Rights    Beneficial    Percent
of beneficial owner     Sole     Shared      Sole       Shared    Ownership    of Class(1)

John L. Larsen(2)      588,497   998,409    539,536    1,244,192   1,811,228     35.1%
201 Hill Street
Riverton, WY 82501

Max T. Evans(3)        107,666   681,259     95,950      927,042   1,022,992     21.0%
1410 Smith Road
Riverton, WY 82501

Daniel P. Svilar(4)    139,841   527,559    122,184      527,559     667,400     13.7%
357 Indiana Street
Hudson, WY 82515

Michael D. Zwickl(5)    53,625   515,359     53,625      515,359     568,984     11.8%
137 North Beech Street
Casper, WY 82601

Kathleen R. Martin(6)    -0-     515,359      -0-        515,359     515,359     10.7%
309 North Broadway
Riverton, WY 82501

Crested Corp.         515,359      -0-      515,359        -0-       515,359     10.7%
877 North 8th West
Riverton, WY 82501

Harold F. Herron(7)    98,554    484,631     94,251      730,414     824,665     16.6%
3425 Riverside Road
Riverton, WY 82501

U.S. Energy Corp.
  ESOP(8)             165,900      -0-      411,683        -0-      411,683       8.6%
877 North 8th West
Riverton, WY 82501

_________

     (1) Percent of class is computed by dividing the number of shares beneficially owned plus any options held by the reporting person, by the number of shares outstanding plus the shares underlying options held by that person.

     (2) Mr. Larsen exercises sole voting powers over 366,936 directly owned shares, 200,100 shares underlying options and 21,461 shares held in the U.S. Energy Corp. Employee Stock Ownership Plan ("ESOP") account established for his benefit. The directly owned shares include 132,000 held in joint tenancy with Mr. Larsen's wife. Those shares also include 27,500 shares gifted to his wife, that have remained in Mr. Larsen's name. Shares over which shared voting rights are exercised consist of 832,509 shares held by corporations of which Mr. Larsen is a director, and 165,900 shares held by the ESOP, which have not been allocated to accounts established for specific beneficiaries. The shares held by corporations of which Mr. Larsen is a director consist of 515,359 shares held by Crested Corp. ("Crested"), 154,538 shares held directly by The Brunton Company ("Brunton"), 150,000 shares underlying options held by Brunton and 12,612 shares held by Ruby Mining Company ("Ruby"). Mr. Larsen shares voting powers over the unallocated ESOP shares in his capacity as an ESOP Trustee. Shares over which sole dispositive rights are exercised consist of directly owned shares and options, less the 27,500 shares gifted, but not transferred, to his wife. Shares for which shared dispositive powers are held consist of the 411,683 shares held by the ESOP, the 515,359 Crested shares, 154,538 Brunton shares, 150,000 share Brunton option and 12,612 Ruby shares. The shares shown as beneficially owned by Mr. Larsen do not include 42,350 shares owned directly by his wife, who exercises the sole investment and voting powers over those shares.

     (3) Shares over which Mr. Evans exercises sole voting powers consist of 38,750 directly owned shares, 57,200 shares underlying options and 11,716 shares held in the ESOP account established for his benefit. Shares for which Mr. Evans holds sole dispositive powers are comprised of his directly held shares and the shares underlying his options. Shares over which Mr. Evans exercises shared voting rights consist of those held by Crested and the unallocated ESOP shares. He exercises shared dispositive rights over the shares held by Crested and the ESOP. Mr. Evans shares voting and dispositive power over Crested's shares with the remaining directors of that company, and he shares voting powers over unallocated ESOP shares with the other ESOP Trustees.

     (4) Mr. Svilar exercises sole voting powers over 56,184 directly owned shares, 66,000 shares underlying options and 17,657 shares held in the ESOP account established for his benefit. He holds sole dispositive power for his directly held shares and the shares underlying his options. The shares over which he exercises shared voting and dispositive rights consist of 12,200 shares held jointly with a family member, and the 515,359 shares held by Crested, over which he exercises shared investment and voting powers as a Crested director.

     (5) Mr. Zwickl exercises sole voting and dispositive powers over 53,625 shares held by two (2) limited partnerships. He is the sole officer and director of the corporate general partner of those partnerships. As a director of Crested, Mr. Zwickl exercises shared voting and dispositive powers over the 515,359 shares held by Crested.

     (6) Consists of shares held by Crested over which shared voting and dispositive powers are exercised with the other Crested directors.

     (7) Mr. Herron exercises sole voting powers over 71,251 directly owned shares, 12,000 shares held for his minor children under the Wyoming Uniform Transfers to Minors Act (the Minor's shares), 11,000 shares underlying options and 4,303 shares held in the ESOP account established for his benefit. Sole dispositive powers are exercised over the directly held shares, the Minor's shares and the shares underlying options. Mr. Herron exercises shared voting rights over 154,538 shares held by Brunton, 150,000 shares underlying options held by Brunton, 12,612 shares held by Ruby, 1,581 shares held by Northwest Gold, Inc. ("NWG") and the unallocated ESOP shares. Shared dispositive rights are exercised over the shares held by the ESOP, and the shares held by Brunton, Ruby and NWG. Mr. Herron exercises shared dispositive and voting powers over the shares held by Brunton, Ruby and NWG as a director of those companies. He exercises shared voting powers over unallocated ESOP shares in his capacity as an ESOP Trustee. The 6,030 shares held of record by Mr. Herron's wife are excluded from the shares reported as beneficially owned by him.

     (8) The ESOP holds 411,683 shares, 165,900 of which have not been allocated to accounts of individual plan beneficiaries. The Trustees exercise the voting rights over the unallocated shares. Plan participants exercise voting rights over allocated shares.

                    DESCRIPTION OF SECURITIES

The USE Articles of Incorporation authorize issuance of 20,000,000 shares of common stock, $.01 par value, and 100,000 shares of preferred stock, $.01 par value.

COMMON STOCK. Holders of USE common stock are entitled to receive dividends when and as declared by the USE Board of Directors out of funds legally available therefor.

Holders of USE common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors to the USE Board of Directors. Cumulation is effected by multiplication of shares held by the number of director nominees, and voting is by casting the product as desired among the nominees; directors are elected by a plurality of votes cast.

Pursuant to the USE Articles and the Wyoming Management Stability Act, shares of USE common stock held by Crested may be voted by Crested in elections of USE directors, so long as USE conducts substantial business in Wyoming and is "qualified" under such Act as having assets in excess of $10,000,000, with a class of stock listed on NASDAQ or on a principal exchange.

In the event of dissolution, liquidation or winding up of USE, holders of USE common stock are entitled to share ratably in assets remaining after creditors (including holders of any preferred stock, as to liquidation preferences) have been paid.

All outstanding shares of USE common stock (including the USE
Shares offered for sale by this Prospectus) have been fully paid and nonassessable.

PREFERRED STOCK. The USE Board of Directors is authorized to issue shares of preferred stock in one or more series, with such rights to redemption, liquidation preference, dividends, voting and other matters as determined by the Board of Directors, without authorization from the USE stockholders. Accordingly, the USE Board of Directors could issue preferred shares with dividend rights senior to the common shares. Under the WBCA, separate classes of stock are entitled to vote separately on certain substantive transactions (e.g., a merger or sale of most of the company assets), with approval of the transaction subject to approval by each class.

No shares of USE preferred stock have been issued, and no series thereof has been established to date.

                             EXPERTS

The consolidated financial statements of USE included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report which includes an explanatory paragraph that describes the litigation discussed in notes E, F, and K to the USE consolidated financial statements.

                          LEGAL MATTERS

Stephen E. Rounds, Denver, Colorado, has acted as special counsel to USE in connection with this offering.


                             PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Legal             $5,000.00*
Audit              2,000.00*
SEC and
state fees           500.00*
                  $7,500.00*

* Estimate

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Wyoming Business Corporation Act ("WBCA"), W.S. 17-16-850 et seq., provides for indemnification of the registrant's officers, directors, employees, and agents against liabilities which they may incur in such capacities. A summarization of circumstances in which such indemnification may be available follows, but is qualified by reference to registrant's Articles of Incorporation and the text of the statute.

In general, any officer, director, employee, or agent may be indemnified against expenses, fines, settlements, or judgments arising in connection with a legal proceeding to which such person is a party, as a result of such relationship, if that person's actions were in good faith, were believed by him or her to be in (or at least not opposed to) registrant's best interests, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by decision of the board of directors (by directors not at the time parties to the proceeding) or by majority shareholder vote (excluding shares held or controlled by directors who are at the time parties to the proceeding), or by opinion of special legal counsel.

The circumstances under which indemnification would be made in connection with an action brought on behalf of the registrant are generally the same as stated above, except that indemnification is permitted only for reasonable expenses.

In addition, registrant has statutory authority to purchase insurance to protect its officers, directors, employees, and agents against any liabilities asserted against them, or incurred in connection with their service in such capacities. Further, registrant may advance or reimburse funds to a director who is a party to a proceeding, for reasonable expenses incurred in connection with a proceeding.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

(a)(1) In August, 1993 the registrant sold a $300,000 convertible promissory note to The Brunton Company, which note was subsequently converted (on October 19, 1993) to 100,000 common shares of the registrant at $3.00 per share (which are the shares to which this registration statement relates).

   (2) From November 28, 1995 to February 28, 1995 the registrant has sold 289,396 common shares, out of a total 400,000 common shares offered. This private placement was completed as of March
31, 1995, all shares having been sold.

   (3) From June 8, 1995 through June 30, 1995 the registrant has sold 332,500 restricted common shares to accredited investors at $4.00 per share, out of 1,750,000 common shares offered. This private placement is continuing at filing date.

(b)(1) and (2) No underwriters are involved in the foregoing transactions pf (a)(1) and (2). RAF Financial Corp. is placement agent for the (a)(3) private offering, and will receive a 10 percent sales commission and a 3 percent nonaccountable expense allowance on shares sold.

(c)(1)  See above.

   (2) Shares are offered at $3.00. (3) Shares are offered at $4.00.

(d)(1) The note and the conversion shares were offered and sold in reliance on the section 4(2) exemption from section 5 registration.

    (2) and (3) The common shares in the private placements are offered and have been sold in reliance on the section 4(2) exemption from registration, and rule 506 of regulation D thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following financial statements are filed as a part of this registration statement:

(1) Consolidated Financial Statements (audited only for fiscal periods ending May 31)

     Registrant and Affiliates

     Report of Independent Public Accountants. . . . . . . .42-43
     Consolidated Balance Sheets - May 31, 1994 and 1993 . .44-45
     February 28, 1995

     Consolidated Statements of Operations
     for the Years Ended May 31, 1994, 1993 and 1992 . . . .46-47
     Nine Months Ended February 28, 1995 and 1994

     Consolidated Statements of Shareholders'
     Equity for the Years Ended
     May 31, 1994, 1993 and 1992 . . . . . . . . . . . . . .48-49
     Consolidated Statements of Cash Flows
     for the Years Ended May 31, 1994, 1993 and 1992
     Nine Months Ended February 28, 1995 and 1994. . . . . .50-51

     Notes to Consolidated Financial Statements  . . . . . .52-75

(2)  Financial Statement Schedules

     (i)  Registrant and Affiliates

          II.  Valuation and Qualifying Accounts . . . . . . . 82

     (ii) Financials and Schedules of Affiliates

          (a)  Green Mountain Mining Venture*

               Report of Independent Public Accountants

               Balance Sheet - December 31, 1993 and 1992*

               Statement of Operations for the Period from June 1, 1990 (Date of Inception) through
               December 31, 1993*

               Statement of Changes in Partners' Capital for the Period from June 1, 1990 (Date of Inception) through December 31, 1993*

               Statement of Cash Flows for the Period from June 1, 1990 (Date of Inception) through
               December 31, 1993*

               Notes to Financial Statements*

               *  Incorporated by reference from Registrant's S-4
               Registration Statement SEC File No. 33-72280) initially filed in November 1993 and effective
               April 13, 1994.

          (b)  Sheep Mountain Partners

          USE's partner in SMP, Nukem/CRIC, has refused to provide certain information concerning SMP to SMP's independent public accountants. The information requested concerns partnership costs for uranium purchases. USECC and Nukem/CRIC disagree as to whether uranium costs of the partnership means: (i) the price which Nukem/CRIC pays for purchases of uranium for SMP; or (ii) the price which CRIC charges SMP for uranium.

          As a result, the independent public accountants have informed USE that they have been unable to complete their audit of SMP, and are unable to render a report on SMP's financial statements. USE and SMP's independent public accountants are seeking to resolve these uncertainties so that SMP's financial statements may be finalized and filed. When and if these matters are resolved, the SMP financial statements will be filed under cover of an amendment.

               Balance Sheets - May 31, 1994 and 1993

               Statements of Operations - Years Ended
               May 31, 1994, 1993 and 1992

               Statements of Changes in Partners' Capital -
               Years Ended May 31, 1994, 1993 and 1992

               Statements of Cash Flows - Years Ended
               May 31, 1994, 1993 and 1992

               Notes to the Financial Statements

               Schedules to SMP's Financial Statements

     *To be filed by amendment to registration statement.

     All other schedules have been omitted because the information is not applicable or because the information is included in the financial statements.



37
(b)  Exhibits.
              Page
No.

2.1     Agreement and Plan of Share Exchange (Brunton)
3.1     USE Restated Articles of Incorporation
3.1(a)  USE Articles of Amendment
3.2     USE Bylaws
4.1     USE 1989 Incentive Stock Option Plan, as amended 1/6/94
4.1(a)  USE Restricted Stock Bonus Plan, as amended 2/7/94
5.1 and
24.2    Opinion and Consent of Stephen E. Rounds, Esq.

10.2    Stock Sale and Option Agreement with Brunton [includes
        Brunton loans of $211,800 to USE and $76,760 to Crested]
        (dated April 30, 1993).
10.3 Credit Facility (Brunton loan of $300,000 to USE, convertible to USE common stock) (dated August 3, 1993)
10.4    Stock Purchase Agreement, and filed exhibits
        (Plateau Resources)
24.1    Consent of Independent Public Accountants*



*  Previously filed.

ITEM 17.  UNDERTAKINGS.

The registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



38
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any fcts or events arising after the effective date of the registrations statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(a)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action suit or proceeding) is asserted by such officer, director, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized in the City of Riverton, State of Wyoming, on July 5, 1995.

                                   U.S. ENERGY CORP.


                              By:
                                   John L. Larsen, President
                                   and Chief Executive Officer


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature                Capacity            Date


s/ John L. Larsen        President,          7/5/95
____________________     and Director

s/ Max T. Evans          Director            7/5/95
____________________

s/ Harold F. Herron      Director            7/5/95
____________________

s/                       Director
____________________
Don C. Anderson

s/
____________________     Director
David W. Brenman

s/ Nick Bebout           Director            7/5/95
____________________

s/ R. Scott Lorimer      Prin. Fin.Officer   7/5/95
____________________